Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179266

Information contained in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED APRIL 30, 2013

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 6, 2012)

$1,550,000,000

$             % Senior Notes due 2021

$             % Senior Notes due 2023

The Company:

We are the world’s leading premium wine company with a broad portfolio of consumer-preferred premium wine brands complemented by premium spirits, imported beer and other select beverage alcohol products. We are the leading marketer of imported beer in the United States (“U.S.”) through our 50% ownership interest in Crown Imports LLC (“Crown”), a joint venture with Grupo Modelo, S.A.B. de C.V. (“Grupo Modelo”). Crown has exclusive rights to import, market and sell in the U.S. the Grupo Modelo Mexican beer portfolio, which includes, among other brands, Corona Extra, Corona Light, and Modelo Especial, and is referred to below as the “Modelo Brands.” The Company has signed definitive agreements to acquire the 50% ownership interest in Crown it does not own, Grupo Modelo’s Piedras Negras brewery, and an irrevocable, fully-paid license to produce and exclusively import, market and sell the Modelo Brands and certain extensions in the U.S. These acquisitions will position the Company as the third largest producer and marketer of beer for the U.S. market and the largest multi-category supplier (wine, spirits and beer) of beverage alcohol in the U.S.

The Offering:

•

We are offering         % Senior Notes due 2021 (the “2021 notes”) and         % Senior Notes due 2023 (the “2023 notes” and, together with the 2021 notes, the “notes”). The 2021 notes and the 2023 notes are sometimes each referred to herein as a “series” of notes.

•

Use of Proceeds: We intend to use the aggregate net proceeds from this offering of the notes, together with available cash, proceeds of borrowings under our accounts receivable securitization facility and borrowings under our senior credit agreement (as amended, refinanced, extended, substituted, replaced or renewed from time to time, collectively our “senior credit facility”) to finance the pending acquisitions described above.

The Notes:

•	Issuer: Constellation Brands, Inc.

•	Maturity:

o     The 2021 notes will mature on         , 2021.

o     The 2023 notes will mature on         , 2023.

•	Interest Payments: The notes will pay interest semi-annually in cash in arrears on and of each year, commencing , 2013.

•	Guarantees: Certain of our existing and future subsidiaries will guarantee the notes on a senior unsecured basis to the extent and for so long as such entities guarantee our senior credit facility.

•

Ranking: The notes will rank equally in right of payment with all of our existing and future unsecured senior indebtedness, senior in right of payment to any indebtedness that is expressly subordinated to the notes, and effectively subordinated in right of payment to our secured indebtedness to the extent of the value of the assets securing such indebtedness, including all borrowings under our senior credit facility. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors to the extent of the value of the assets securing such debt.

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Optional Redemption: The notes may be redeemed, in whole or in part, at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium.

•

Escrow Arrangement/Special Mandatory Redemption: An amount equal to the aggregate public offering prices of the notes will be placed in an escrow account. The escrowed funds will be released to fund a portion of the consideration payable for the acquisitions described above. If, however, we determine in our sole discretion that the acquisitions will not be completed without any amendment, modification or waiver that is materially adverse to the holders of the notes or if the acquisitions have not been consummated on or prior to December 30, 2013, all of the notes of each series will be redeemed at a price equal to 100% of the aggregate public offering price of the notes of such series, together with accrued and unpaid interest (and, if applicable, the accreted portion of any original issue discount) to the date of the special mandatory redemption. We will not prefund interest or original issue discount that may accrete on the notes into the escrow account.

•

Change of Control: If we experience specific kinds of changes of control, we must offer to repurchase all of the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

This investment involves risks. See “Risk Factors” beginning on page S-16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price (1)	Underwriting Discount(2)	Proceeds to Constellation Brands (before expenses)
Per 2021 Senior Note	%	%	%
Total for 2021 Senior Notes	$	$	$
Per 2023 Senior Note	%	%	%
Total for 2023 Senior Notes	$	$	$

(1)	Plus accrued interest from , 2013.
(2)	The underwriters have agreed to provide Constellation Brands a credit of $8.125 million (representing the aggregate underwriting discount in connection with Constellation Brands’ public offering of debt securities in August 2012) against the underwriting fees set forth in the table above.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about         , 2013.

Joint Book Running Managers

BofA Merrill Lynch
J.P. Morgan
Rabo Securities
Barclays
Wells Fargo Securities

Co-Managers

HSBC	Mitsubishi UFJ Securities

                     , 2013

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or documents to which we otherwise refer you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus and any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated or the context requires otherwise, references to “we,” “us,” “our” and the “Company” refer collectively to Constellation Brands, Inc. and its subsidiaries except that in the sections entitled “Prospectus Supplement Summary—The Offering” and “Description of the Notes and the Guarantees” such terms refer only to Constellation Brands, Inc. and not any of its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our class A and class B common stock are listed on the New York Stock Exchange, and you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus supplement, unless we update or supersede that information by the information contained in this prospectus supplement or by information that we file subsequently that is incorporated by reference into this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case and unless expressly stated otherwise, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the fiscal year ended February 28, 2013 filed on April 29, 2013;

•

Current Reports on Form 8-K dated February 27, 2013 (Item 5.02 only); April 2, 2013, April 5, 2013 (Item 8.01 only); April 19, 2013 (excluding Item 7.01 and Exhibit 99.3); and April 30, 2013 (including both Items 7.01 and 9.01 and the exhibits thereto other than Exhibit 99.2);

•

The description of our class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, contained in Item 1 of our registration statement on Form 8-A filed on October 4, 1999; and

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All documents filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and before the termination of this offering.

This prospectus supplement and the accompanying prospectus are part of a registration statement we have filed with the SEC relating to the notes offered by this prospectus supplement and other securities. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Room or through its website. In addition, we post the periodic reports that we file with the SEC on our website at http://www.cbrands.com. You may also obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Constellation Brands, Inc.

207 High Point Drive, Building 100

Victor, New York 14564

585-678-7100

Attention: David S. Sorce, Secretary

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein contain forward-looking statements that involve risks and uncertainties, including those discussed under the caption “Risk Factors.” We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and often contain words such as “may,” “should,” “could,” “expects,” “seeks to,” “anticipates,” “plans,” “believes,” “estimates,” “intends,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. Forward-looking statements are inherently uncertain, and actual performance or results may differ materially and adversely from that expressed in, or implied by, any such statements. Consequently, you should recognize these statements for what they are and we caution you not to rely upon them as facts.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about the Company and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference herein prior to deciding whether to purchase notes.

Constellation Brands, Inc.

We are the world’s leading premium wine company with a leading market position in both of our primary markets, which are the U.S. and Canada. Our wine portfolio is complemented by select premium spirits brands and other select beverage alcohol products. We are also the leading marketer of imported beer in the U.S. through our 50% ownership of Crown, a joint venture with Grupo Modelo. Crown has exclusive rights to import, market and sell the Modelo Brands in the U.S. and Guam. The Modelo Brands include, among others, Corona Extra, Corona Light, Modelo Especial, Pacifico, Negra Modelo and Victoria.

Since our founding in 1945 as a producer and marketer of wine products, we have grown through a combination of internal growth and acquisitions. Our internal growth has been driven by leveraging our existing portfolio of leading brands, developing new products, new packaging and line extensions, and focusing on the faster growing sectors of the beverage alcohol industry. We conduct our business through entities we wholly own as well as a variety of joint ventures with various other entities, both within and outside the U.S.

Recent Developments

Pending Acquisitions

In June 2012, we entered into an agreement to acquire the 50% equity interest in Crown not already owned by us, conditioned on the consummation of the acquisition of Grupo Modelo by Anheuser-Busch InBev (“ABI”). Following legal proceedings initiated by the Antitrust Division of the United States Department of Justice (“DOJ”) and agreements among us, ABI, Grupo Modelo and the DOJ further described below under “—Agreements with the Department of Justice,” we have entered into an amended agreement to acquire the 50% ownership interest in Crown that we do not own and additional definitive agreements to acquire:

•

all of the capital stock of Compañia Cervecera de Coahuila, S.A. de C.V. (the “Brewery Company”), which owns and operates Grupo Modelo’s Piedras Negras brewery located in Nava, Coahuila, Mexico (the “Brewery”);

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all of the capital stock of Servicios Modelo de Coahuila, S.A. de C.V. (the “Brewery Services Company” and together with the Brewery Company the “Brewery Companies”), which provides personnel and services for the operation and maintenance of the Brewery; and

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an irrevocable, fully-paid license to produce in Mexico (or worldwide under certain circumstances) and exclusively import, market and sell through a sub-license the Modelo Brands currently sold in the U.S. and Guam and certain extensions (collectively, the “Acquired Modelo Brands”).

Through these acquisitions (the “Acquisitions”), we will become the sole owner of Crown, have exclusive, perpetual rights to the Acquired Modelo Brands in the U.S. and Guam, and own independent brewing operations in Mexico.

The Brewery, which currently provides more than half of the current supply of Modelo Brands sold in the U.S., is located near the U.S. border on an 825 acre site near Piedras Negras, Coahuila, Mexico, approximately 150 miles from San Antonio, Texas. The Brewery Company also owns land in Zaragoza, Coahuila where various water wells are located with easements for an aqueduct and wastewater discharge. A 60 kilometer pipeline connects the Brewery and a mountain aquifer. The Brewery, which became operational in 2010, currently produces various Modelo Brands and has four brew lines, three bottling lines and one canning line. The current nominal capacity of the Brewery is 10 million hectoliters of packaged beer annually with installed infrastructure to expand capacity to 30 million hectoliters and written plans for expansion of capacity to 20 million hectoliters. The Brewery is operated by approximately 664 persons provided by the Brewery Services Company.

Following completion of the Acquisitions, we are required by our agreements with the DOJ to expand the production capacity of the Brewery, after which we expect it will be able to supply all of Crown’s projected needs for supply of the Acquired Modelo Brands in the U.S. marketplace. During the transition and expansion of the Brewery, Grupo Modelo will provide Crown with the additional supply of Acquired Modelo Brands that Crown requires under an interim supply agreement to be entered into between the Company and ABI (the “Interim Supply Agreement”). Grupo Modelo will also provide us support needed to transition the business of the Brewery to us under a transition services agreement (the “Transition Services Agreement”).

The Acquisition and Related Agreements

On February 13, 2013, we entered into an Amended and Restated Membership Interest Purchase Agreement (as amended, the “Crown Purchase Agreement”) with ABI, pursuant to which we will purchase the 50% ownership interest in Crown that we do not own (the “Crown Acquisition”). ABI has entered into an agreement to acquire the ownership interest in Grupo Modelo that it does not already own (the “GM/ABI Transaction”).

Pursuant to the Crown Purchase Agreement, at the closing of the Acquisitions we will enter into the Interim Supply Agreement with ABI under which Crown will be supplied with the Acquired Modelo Brand products as required by Crown for sales to its customers to supplement the output of the Brewery, subject to certain limitations based on Crown’s product supply forecasts under the Interim Supply Agreement. The prices for products purchased under the Interim Supply Agreement are fixed for the term, subject to an annual adjustment based on the U.S. consumer price index. On April 19, 2013, pursuant to a Stipulation and Order and Proposed Final Judgment described below among the DOJ, the Company, ABI and Grupo Modelo, the terms of the Interim Supply Agreement to be executed by the Company and ABI at the closing of the Crown Purchase Agreement were amended to provide that the DOJ will have a right of approval, in its sole discretion, of any extension of the term of the Interim Supply Agreement beyond three years, which would include the two one-year extensions at Crown’s option in the event the planned expansion of the Brewery has not been completed prior to the third anniversary of the closing of the transactions contemplated by the Crown Purchase Agreement.

Also on February 13, 2013, we entered into a Stock Purchase Agreement with ABI (as amended, the “Brewery Purchase Agreement” and, together with the Crown Purchase Agreement, the “Purchase Agreements”), pursuant to which we will acquire all of the outstanding capital stock of each of the Brewery Services Company and the Brewery Company (the “Brewery Acquisition”). The Brewery Company owns and operates the Brewery and sells the beer produced by it. The Brewery Services Company supplies personnel for the operation and maintenance of the Brewery and provides related human resources, benefits and insurance, compliance, and payroll services to the Brewery Company.

Pursuant to the Brewery Purchase Agreement, at the closing of the Crown Acquisition and the Brewery Acquisition, we will enter into an Amended and Restated Sub-License Agreement (the “Sub-License Agreement”) with an affiliate of Grupo Modelo granting us an irrevocable, exclusive, fully paid sub-license to use certain intellectual property rights in connection with the manufacturing, bottling and packaging in Mexico (or worldwide under certain circumstances including force majeure events) and importation, distribution, sale, resale, advertisement, promotion and marketing in all 50 states of the U.S., the District of Columbia and Guam, of the Acquired Modelo Brands. The term of the Sub-License Agreement will be perpetual, and the grantor will have no right to terminate it even if we are in breach under it.

The Brewery Purchase Agreement also provides that we and ABI will enter into the Transition Services Agreement, pursuant to which we will be provided for the benefit of the Brewery Company certain brewery operations services, procurement and logistics transition services, other general and administrative services, brewery expansion services, supply services and other agreed services. On April 19, 2013, and in connection with the Stipulation and Order and Proposed Final Judgment, the Company and ABI entered into an amendment to the Brewery Purchase Agreement to, among other things, amend the terms of the Sub-License Agreement and the Transition Services Agreement.

The purchase price for the remaining 50% ownership interest in Crown is $1.845 billion, and the aggregate purchase price for the capital stock of the Brewery Companies and the grant of the intellectual property rights under the sub-license is $2.9 billion, subject to adjustment if the EBITDA of Grupo Modelo’s operations relating to the production profit on all sales of beer to Crown during 2012, as defined in the Brewery Purchase Agreement and referred to below as the “2012 EBITDA,” is greater or less than $310 million. If the 2012 EBITDA is less than $310 million, we will be entitled to a purchase price refund equal to 9.3 times the amount by which the 2012 EBITDA is less than $310 million. If the 2012 EBITDA is greater than $310 million, we will be required to pay an additional purchase price equal to 9.3 times the amount by which the 2012 EBITDA is greater than $310 million; provided, the increased purchase price may not exceed a cap based on a 2012 EBITDA of $370 million. The Company currently expects to pay approximately $558 million in additional consideration to ABI pursuant to the terms of the Brewery Purchase Agreement on the one-year anniversary of the closing of the Acquisitions.

Agreements with the Department of Justice

On April 19, 2013, the DOJ, the Company, ABI and Grupo Modelo entered into a Stipulation and Order and a Proposed Final Judgment regarding the Acquisitions and the GM/ABI Transaction. Under the terms of the Stipulation and Order and the Proposed Final Judgment, in addition to the amendments to agreements described above and other things, the Company will be obligated to build-out and expand the Brewery to a nominal capacity of at least 20 million hectoliters of packaged beer annually by December 31, 2016, and to use its best efforts to achieve specified construction milestones by specified dates. The DOJ will have approval rights, in its sole discretion, for amendments or modifications to the agreements between the Company and ABI. Under the Stipulation and Order, the Company and ABI are permitted to consummate the transactions contemplated by the Purchase Agreements. The transactions remain subject to entry of a final judgment by the United States District Court for the District of Columbia following a 60-day public comment period, but the Acquisitions can be closed pending that review. After the 60-day public comment period, the court may approve the Proposed Final Judgment, as written, or the court may modify it. We can provide no assurance that the Proposed Final Judgment will be approved by the court without modifications that could adversely affect the expected benefits of the Acquisitions. ABI and Grupo Modelo will be subject to the terms of the Proposed Final Judgment and the Stipulation and Order prior to the final judgment, which is intended to preserve the viability of the assets to be divested prior to the closing, and then the final judgment once it is entered.

Closing Conditions and Escrow of Proceeds of this Offering

The closing of the Crown Acquisition is subject to certain closing conditions including the consummation of the GM/ABI Transaction. Our obligation to consummate the Brewery Acquisition is also subject to the consummation of the Crown Acquisition (and, therefore, the completion of the GM/ABI Transaction) and there not being an uncured force majeure event affecting the Brewery. The Crown Purchase Agreement may be terminated by either us or ABI if the Crown Acquisition has not been consummated by December 30, 2013 or if the agreement for the GM/ABI Transaction is terminated. The Brewery Purchase Agreement may be terminated by either us or ABI if the Crown Purchase Agreement has been terminated for any reason or if the agreement for the GM/ABI Transaction is terminated. The Brewery Acquisition and the grant of the sub-license are expected to be consummated immediately following consummation of the Crown Acquisition.

We currently expect to complete the Acquisitions, subject to satisfaction of limited closing conditions, in the Company’s first quarter of fiscal 2014 or shortly thereafter. We cannot guarantee, however, that the Acquisitions will be completed upon the agreed upon terms, or at all. An amount equal to the aggregate public offering price of the notes will be placed in an escrow account, which account will be pledged to the trustee for the benefit of the holders of the notes for so long as the proceeds remain in escrow. The escrowed funds will be used to fund a portion of the Acquisitions. If, however, we determine in our sole discretion that the Acquisitions will not be completed on the agreed upon terms without any amendment, modification or waiver that is materially adverse to the holders of the notes or if the Acquisitions have not been consummated on or prior to December 30, 2013, all of the notes of each series will be redeemed at a price equal to 100% of the aggregate public offering price of the notes of such series, together with accrued and unpaid interest (and, if applicable, the accreted portion of any original issue discount) to the date of the special mandatory redemption. We will not prefund interest or original issue discount that may accrete on the notes into the escrow account. See “Description of the Notes and the Guarantees—Escrow of Proceeds; Release Conditions” and “Description of the Notes and the Guarantees—Special Mandatory Redemption.”

Financing Arrangements for the Acquisitions

We expect the sources of permanent financing for the Acquisitions and for the estimated fees and expenses in connection therewith to consist of approximately $287 million of cash on hand, plus:

•	the proceeds from the sale of the notes in this offering;

•	$1.5 billion in new term loans to our newly formed Luxembourg subsidiary under a proposed second amendment and restatement of our senior credit facility, which is described further below;

•	$675 million in new U.S. term loans contemplated under a proposed second amendment and restatement of our senior credit facility;

•	$125 million in proceeds of borrowings under our accounts receivable securitization facility; and

•	$650 million in borrowings under our revolving credit facility under our senior credit facility.

As noted above, we expect to enter into a second amendment and restatement of our senior credit facility to, among other things, establish a committed $675 million U.S. term loan to the Company and $1.5 billion term loan facilities to a newly formed Luxembourg subsidiary of the Company that will indirectly own the Mexican assets to be acquired in the Brewery Acquisition, in each case to fund a portion of the purchase price for the Acquisitions, and extend the maturities and change the pricing of our existing credit facilities. We expect the new $675 million U.S. term loan to mature in 2018, amortize in annual amounts of 5% to 10% prior to maturity, and bear interest, at the Company’s option, at a rate equal to (i) LIBOR plus a margin which will initially be 2.00%, or (ii) the base rate plus a margin which will initially be 1.00%, which margins would be subject to change based on our debt ratio. Of the $1.5 billion term loan facilities to our Luxembourg subsidiary, we expect (a) $500 million of such facilities to mature in 2018, amortize in annual amounts of 5% to 10% prior to maturity, and bear interest, at our Luxembourg subsidiary’s option, at a rate equal to (x) LIBOR plus a margin which will initially be 2.00%, or (y) the base rate plus a margin which will initially be 1.00%, which margins would be subject to change based on our debt ratio, and (b) $1 billion of such facilities to mature in 2020, amortize in annual amounts of 1% prior to maturity, and bear interest at a rate equal to LIBOR, subject to a minimum rate of 0.75%, plus a margin of 2.0% (declining to 1.75% if our debt ratio is less than 4.25:1.0) or, at our Luxembourg subsidiary’s option, a base rate alternative. We expect the definitions of LIBOR and base rate and the manner in which our debt ratio is calculated to be substantively identical to those concepts in our existing senior credit facility. There can be no assurance that we will enter into an amendment and restatement of our senior credit facility on the terms described above or at all.

To provide assurance of financing to fund the Acquisitions in the event the anticipated sources of funds for the Acquisitions are unavailable for any reason, we have entered into a second amended and restated interim loan agreement (the “Bridge Facility”) with affiliates of the underwriters. The Bridge Facility provides for aggregate credit facilities of $4.375 billion. These loans may be borrowed, if at all, only in connection with the closing of the Acquisitions. We expect to borrow under the Bridge Facility only if any or all of the anticipated permanent financing is not available for any reason and we are unable to replace the amount we would otherwise borrow under the Bridge Facility with alternate financing or available cash resources.

Corporate Information

Our principal executive offices are located at 207 High Point Drive, Building 100, Victor, New York 14564 and our telephone number is 585-678-7100. We maintain a website at www.cbrands.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this prospectus supplement, and you should not rely on any such information in making your decision whether to purchase the notes. We are a Delaware corporation that was incorporated on December 4, 1972, as the successor to a business founded in 1945. On September 19, 2000, we changed our name to Constellation Brands, Inc. from Canandaigua Brands, Inc.

The Offering

The following summary of the terms of the notes is not complete. For a more detailed description of the notes, see “Description of the Notes and the Guarantees.” We define capitalized terms used in this summary in the “Description of the Notes and the Guarantees — Certain Definitions.”

Issuer	Constellation Brands, Inc.

Subsidiary Guarantors	The notes will be guaranteed by our subsidiaries that are guarantors under our senior credit facility. The guarantee of a subsidiary guarantor will be released to the extent such subsidiary guarantor is released as a guarantor under our senior credit facility or the facility (or a successor thereto) is amended, refinanced, extended, substituted, replaced or renewed without such subsidiary guarantor being a guarantor of the indebtedness thereunder, or if our senior credit facility is otherwise terminated or the requirements for legal or covenant defeasance or to discharge the indenture have been met.

Securities Offered	$1,550,000,000 aggregate principal amount of notes consisting of:

$ aggregate principal amount of % Senior Notes due 2021.

$ aggregate principal amount of % Senior Notes due 2023.

Maturity	The 2021 notes will mature on , 2021.

The 2023 notes will mature on , 2023.

Interest	The 2021 notes will bear interest at a rate of % per annum and the 2023 notes will bear interest at a rate of % per annum. Interest on the notes will accrue from , 2013 and will be payable on and of each year, beginning , 2013.

Ranking	Except as described below under “—Escrow of Proceeds,” the notes will be our senior unsecured obligations, will rank equally with all of our other senior unsecured indebtedness, and will be effectively subordinated to the indebtedness outstanding under our senior credit facility from time to time and any other secured debt we may incur to the extent of the value of the assets securing such debt. The notes will be fully and unconditionally guaranteed on a senior basis, jointly and severally, by the subsidiaries that are guarantors under our senior credit facility, subject to release provisions described above. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors to the extent of the value of the assets securing such debt. Holders of the notes will not have a direct claim on assets of subsidiaries that do not guarantee the notes and the notes will be structurally subordinated to all indebtedness and liabilities of our subsidiaries that do not guarantee the notes, including the projected $1.5 billion of borrowings by our newly formed Luxembourg subsidiary under the proposed second amendment and restatement of our senior credit facility and any borrowings under our accounts receivable securitization facility.

As of February 28, 2013, as adjusted to give effect to the issuance of the notes and the incurrence of additional senior secured financing in the aggregate amount of approximately $2.8 billion in connection with the Acquisitions, we would have had approximately (i) $7.8 billion aggregate principal amount of senior indebtedness outstanding, of which approximately $3.6 billion was secured (excluding the security interest in the proceeds of the sale of the notes held in escrow) and (ii) $186 million of available undrawn revolving commitments under the revolving portion of our senior credit facility. For the fiscal year ended February 28, 2013, approximately $608.8 million of our net sales were from our subsidiaries that are not guarantors of the notes. As of February 28, 2013, our non-guarantor subsidiaries had approximately $354.0 million of liabilities, which amount will increase significantly going forward as a result of the Acquisitions and related financings.

Optional Redemption	We may, at our option, redeem some or all of the notes of either series at any time at a redemption price equal to the greater of

•	100% of the principal amount of the notes being redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (excluding interest accrued to the redemption date) from the redemption date to the maturity date of the applicable series of notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate (as defined in this prospectus supplement) plus 50 basis points.

We will also pay the accrued and unpaid interest, if any, on the notes being redeemed to the redemption date.

Escrow of Proceeds	An amount equal to the aggregate public offering price of the notes will be placed in an escrow account, which account will be pledged to the trustee for the benefit of the holders of the notes for so long as the proceeds remain in escrow. The escrowed funds will be used to fund a portion of the consideration payable for the Acquisitions. We will not prefund interest or original issue discount that may accrete on the notes into the escrow account. See “Description of the Notes and the Guarantees—Escrow of Proceeds; Release Conditions.”

Special Mandatory Redemption

If we determine in our sole discretion that the Acquisitions will not be completed without any amendment, modification or waiver of the Purchase Agreements that is materially adverse to the holders of the notes or if the Acquisitions have not been consummated on or prior to December 30, 2013, we will redeem all of the notes of each series at a redemption price equal to 100% of the aggregate public offering price of the notes of such series, plus accrued and unpaid interest (and, if applicable, the accreted portion of any original issue discount) to the date of the special mandatory redemption. See “Description of the Notes and the Guarantees—Special Mandatory Redemption.”

Repurchase at the Option of Holders Upon a Change of Control	If we experience a “change of control” (as defined in this prospectus supplement), we must offer to repurchase all the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the repurchase date. We might not be able to pay you the required price for notes you present to us at the time of a change of control because our senior credit facility or other indebtedness may prohibit payment or we might not have enough funds at that time.

Sinking Fund	None.

Covenants	The indenture under which we will issue the notes contains covenants that, among other things, limit our ability under certain circumstances to create liens, enter into sale-leaseback transactions and engage in mergers, consolidations and sales of all or substantially all of our assets. See “Description of the Notes and the Guarantees.”

Use of Proceeds	We intend to use the net proceeds of the offering to fund a portion of the consideration payable for the Acquisitions. See “Use of Proceeds.”

Risk Factors	An investment in the notes involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under the heading “Risk Factors” and in the documents incorporated by reference herein prior to making a decision to invest in the notes.

Summary Historical and Condensed Combined Consolidated Pro Forma Financial Data of the Company

Set forth below is selected summary financial data of the Company for each of the fiscal years in the three-year period ended February 28, 2013. The income statement data for each of the fiscal years in the three-year period ended February 28, 2013 have been derived from our audited historical financial statements included in our Annual Report on Form 10-K for the fiscal year ended February 28, 2013, which is incorporated by reference into this prospectus supplement. It is important that you read the summary historical financial data presented below along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements incorporated by reference into this prospectus supplement.

The information for the year ended February 28, 2013 set forth below under the columns headed “Condensed Combined Consolidated Pro Forma Year Ended February 28, 2013” should be read together with the Unaudited Condensed Combined Consolidated Pro Forma Financial Statements and the notes thereto included in this prospectus supplement and the respective historical audited consolidated financial statements and financial statement notes of the Company, Crown and the business of the Brewery Companies to be acquired by the Company pursuant to the Brewery Purchase Agreement (the “Brewery Business”), which are incorporated by reference into this prospectus supplement. The unaudited condensed combined consolidated pro forma financial information does not purport to represent what our results of operations or financial condition would have actually been had the Acquisitions been consummated prior to such periods or to project the Company’s results of operations or financial condition for any future period if the Acquisitions are consummated.

	Company			Condensed Combined Consolidated Pro Forma Year Ended February 28, 2013
	Fiscal Years Ended
	February 28, 2011	February 29, 2012	February 28, 2013
($ in millions)				(unaudited)
Income Statement Data:
Sales	$4,096.7	$2,979.1	$3,171.4	$5,966.1
Other income	—	—	—	5.6
Less—excise taxes	(764.7)	(324.8)	(375.3)	(590.0)

Net sales	3,332.0	2,654.3	2,796.1	5,381.7
Cost of product sold	(2,141.9)	(1,592.2)	(1,687.8)	(3,155.3)

Gross profit	1,190.1	1,062.1	1,108.3	2,226.4
Selling, general and administrative expenses	(640.9)	(521.5)	(584.7)	(941.4)
Restructuring charges	(23.1)	(16.0)	(0.7)	(0.7)
Impairment of intangible assets	(23.6)	(38.1)	—	—

Operating income	502.5	486.5	522.9	1,284.3
Equity in earnings of equity method investees	243.8	228.5	233.1	12.0
Interest expense, net	(195.3)	(181.0)	(227.1)	(382.5)
Loss on write-off of financing costs	—	—	(12.5)	(12.5)

Income before income taxes	551.0	534.0	516.4	901.3
Benefit from (provision for) income taxes	8.5	(89.0)	(128.6)	(247.2)

Net income	$559.5	$445.0	$387.8	$654.1

	Company			Condensed Combined Consolidated Pro Forma Year Ended February 28, 2013
	Fiscal Years Ended
	February 28, 2011	February 29, 2012	February 28, 2013
($ in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Company Historical Financial Data:
Comparable Basis EBITDA(a)(d)	$900.6	$872.0	$906.2	—

Selected Condensed Combined Consolidated Pro Forma Financial Data of the Company:
Condensed Combined Consolidated Pro Forma Comparable Basis EBITDA(b)(d)	—	—	—	$1,571.9
Total Debt As Adjusted(c)	—	—	—	$7,805.4
Ratio of Total Debt As Adjusted to Condensed Combined Consolidated Pro Forma Comparable Basis EBITDA	—	—	—	5.0x

(a)	Comparable Basis EBITDA, a measure used by management to evaluate operating performance, is defined as net income of the Company before provision for income taxes, interest expense, net, depreciation and amortization and certain other items, as further detailed in footnote (d) below. Comparable Basis EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Comparable Basis EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and other debt service requirements. Management believes Comparable Basis EBITDA is helpful to investors and our management in highlighting trends because Comparable Basis EBITDA excludes the results of decisions outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of Comparable Basis EBITDA may not be comparable to similarly titled measures of other companies.
(b)	Condensed Combined Consolidated Pro Forma Comparable Basis EBITDA represents Comparable Basis EBITDA (as defined in footnote (a) above) for the Company, Crown and the Brewery Business (inclusive of elimination adjustments and pro forma adjustments as outlined in the Unaudited Condensed Combined Consolidated Pro Forma Statement of Income) plus the estimated amortization of favorable pricing in the supply contract for the non-Brewery product, as further detailed in footnote (2) to the table provided in footnote (d) below.
(c)	Represents the Company’s historical debt balance as of February 28, 2013 increased by the amount of additional debt assumed to be incurred to finance the Acquisitions. See “Capitalization.”
(d)	The table below provides reconciliations of Comparable Basis EBITDA and Condensed Combined Consolidated Pro Forma Comparable Basis EBITDA, which are non-GAAP financial measures, to GAAP net income for the periods presented in the table below. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Company			Condensed Combined Consolidated Pro Forma Year Ended February 28, 2013
	Fiscal Years Ended
	February 28, 2011	February 29, 2012	February 28, 2013
($ in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$559.5	$445.0	$387.8	$654.1
(Benefit from) provision for income taxes	(8.5)	89.0	128.6	247.2
Interest expense, net	195.3	181.0	227.1	382.5
Depreciation and amortization	124.7	103.8	115.4	147.3
Restructuring charges	23.1	16.0	0.7	0.7
Impairment of intangible assets	23.6	38.1	—	—
Loss on write-off of financing costs	—	—	12.5	12.5
Other(1)	(17.1)	(0.9)	34.1	34.1

Comparable Basis EBITDA	$900.6	$872.0	$906.2

Amortization of favorable pricing in the supply contract for the non-Brewery product(2)				93.5

Condensed Combined Consolidated Pro Forma Comparable Basis EBITDA				$1,571.9

(1)	Comprised of the flow through of inventory step-up associated with acquisitions; accelerated depreciation in connection with certain restructuring activities; the write-down of inventory in connection with the disposal of a business; other costs incurred in connection with certain restructuring and/or integration activities; gains and/or losses in connection with the disposal of businesses and/or assets, including assets held for sale; losses on the contractual obligation created by the notification by a shareholder of Ruffino S.r.l. (“Ruffino”) to exercise its option to put its entire equity interest in Ruffino to the Company; net gains in connection with the acquisition of the remaining portion of Ruffino; gains in connection with releases from certain contractual obligations; transaction and related costs associated with pending and completed acquisitions; certain other selling, general and administrative costs; restructuring charges; impairments of certain intangible assets; a loss in connection with an equity method investee’s disposal of a business; an equity method investee’s transaction costs associated with a pending acquisition; loss on write-off of financing costs; and a valuation allowance against deferred tax assets in the United Kingdom.
(2)	Represents the amortization of the favorable pricing in the supply contract for the non-Brewery product based on approximately 46% of beer cases supplied to Crown in calendar year 2012 from Grupo Modelo facilities other than the Brewery.

Summary Historical Financial Data of Crown

The following table sets forth selected summary financial data of Crown for each of the fiscal years in the three-year period ended December 31, 2012 and have been derived from Crown’s audited financial statements incorporated by reference into this prospectus supplement. It is important that you read the summary historical financial data presented below along with Crown’s financial statements incorporated by reference into this prospectus supplement.

	Crown
	Fiscal Years Ended
($ in millions)	December 31, 2010	December 31, 2011	December 31, 2012
Income Statement Data:
Sales	$2,533.6	$2,678.1	$2,778.6
Less—excise taxes	(197.7)	(207.8)	(214.7)

Net sales	2,335.9	2,470.3	2,563.9
Cost of product sold	(1,664.2)	(1,746.5)	(1,818.1)

Gross profit	671.7	723.8	745.8
Selling, general and administrative expenses	(237.4)	(289.2)	(303.9)

Operating income	434.3	434.6	441.9
Interest income, net	0.1	0.1	0.1

Net income	$434.4	$434.7	$442.0

Depreciation and amortization	$1.8	$2.1	$2.7

Summary Carve-out Combined Historical Financial Data of the Brewery Business

The following table sets forth summary carve-out combined historical financial data of the Brewery Business for each of the fiscal years in the two-year period ended December 31, 2012 and have been derived from the Brewery Business’ audited financial statements incorporated by reference into this prospectus supplement. It is important that you read the summary carve-out combined historical financial data presented below along with the Brewery Business carve-out combined financial statements incorporated by reference into this prospectus.

The summary carve-out combined historical financial data for the Brewery Business have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For a reconciliation of the Brewery Business carve-out combined historical financial data from IFRS to generally accepted accounting principles in the United States (“U.S. GAAP”) and conversion from Mexican pesos to U.S. dollars, see Note 3 of the Notes to the Unaudited Condensed Combined Consolidated Pro Forma Financial Statements included in this prospectus supplement.

	Brewery Business
	Fiscal Years Ended
	December 31, 2011	December 31, 2012
($ in Mexican pesos)
Income Statement Data:
Net beer sales, related parties	$6,850,203,857	$9,902,391,158
Other regular income, related parties	896,648,630	1,291,463,403

	7,746,852,487	11,193,854,561

Cost of sales	5,570,328,381	7,582,091,001

Gross profit	2,176,524,106	3,611,763,560

Operating expenses:
Sales and distribution	40,331,652	75,789,757
Administrative	397,192,037	596,964,354

	437,523,689	672,754,111

Other income - Net	15,441,342	11,557,451

Operating profit	1,754,441,759	2,950,566,900

Finance income	13,214,349	8,491,587
Finance costs	(270,728,074)	(214,010,822)
Foreign exchange (loss) gain - Net	13,190,013	(9,082,456)

Financial expenses - Net	(244,323,712)	(214,601,691)

Profit before income tax	1,510,118,047	2,735,965,209
Income tax expense	404,047,436	758,141,958

Combined net income for the year	1,106,070,611	1,977,823,251

ITEMS OF OTHER COMPREHENSIVE INCOME:
Employee benefits, net of taxes	3,394,775	(2,931,526)

Combined Comprehensive Income	$1,109,465,386	$1,974,891,725

Depreciation and Amortization	$373,116,447	$404,021,364

RISK FACTORS

You should carefully consider the risks described below and in our documents filed with the SEC and incorporated by reference herein, as well as other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before buying any of the notes.

Risks Relating to The Notes

The notes are unsecured and will be effectively subordinated to our secured debt to the extent of the value of the assets securing such debt.

From and after the release of the proceeds of the notes from the escrow account, the notes will not be secured by any of our assets. As of February 28, 2013, as adjusted to give effect to the issuance of the notes and the incurrence of additional senior secured financing in the aggregate amount of approximately $2.8 billion in connection with the Acquisitions, we would have had approximately $3.6 billion of secured debt (excluding the security interest in the proceeds of the sale of the notes held in escrow) and approximately $186 million of unused commitments (taking into account issued and outstanding revolving letters of credit of approximately $15 million and after giving effect to $650 million of assumed borrowings under the revolving facility to fund a portion of the Acquisitions) under our revolving credit facility. The foregoing excludes $125 million available for borrowing under our accounts receivable securitization facility. Our obligations under our senior credit facility are currently secured by a pledge of (i) 100% of the ownership interests of certain of our U.S. subsidiaries and (ii) 55-65% of certain interests of certain of our foreign subsidiaries. In addition, the indenture governing the notes will permit us and our subsidiaries to incur certain additional debt that is secured by liens on our assets without equally and ratably securing the notes. If the Company becomes insolvent or is liquidated, or if payment under our secured debt is accelerated, the holders of our secured debt would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the agreement governing such debt. In any such event, because the notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied following repayment of our secured debt or, if any such assets remained, such assets might be insufficient to satisfy such claims fully.

Our ability to make payments on the notes depends on our ability to receive dividends from our subsidiaries, and not all of our subsidiaries are guarantors of the notes. The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.

We are a holding company and conduct almost all of our operations through our subsidiaries. As of February 28, 2013, approximately 89% of our tangible assets were held by our subsidiaries. The ownership interests of our subsidiaries represent substantially all the assets of the holding company. Accordingly, we are dependent on the cash flows of our subsidiaries to meet our obligations, including the payment of the principal and interest on the notes. See “Description of the Notes and the Guarantees.”

The notes will be guaranteed, jointly and severally, by our subsidiaries that guarantee our senior credit facility. Holders of the notes will not have a direct claim on assets of subsidiaries that do not guarantee the notes and the notes will be structurally subordinated to all indebtedness and liabilities of our subsidiaries that do not guarantee the notes, including the projected $1.5 billion of borrowings by our newly formed Luxembourg subsidiary under the proposed second amendment and restatement of our senior credit facility and any borrowings under our accounts receivable securitization facility. For the fiscal year ended February 28, 2013, approximately $608.8 million of our net sales were from our subsidiaries that are not guarantors of the notes. As of February 28, 2013, our non-guarantor subsidiaries had approximately $354.0 million of liabilities. The foregoing does not give effect to sales or liabilities of the Brewery Business or the proposed $1.5 billion term loan to our newly formed Luxembourg subsidiary.

The subsidiary guarantees may be subject to challenge under fraudulent transfer laws.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could subordinate or void any guarantee if it found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors or the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor was any of the following: (i) insolvent or was rendered insolvent because of the guarantee; (ii) engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or (iii) intending to incur, or believed that it would incur, debts beyond its ability to pay at maturity. To the extent any guarantee were to be voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the notes would cease to have any claim in respect of such guarantor and would be creditors solely of us and any guarantor whose guarantee was not voided or held unenforceable. In such event, the claims of the holders of the notes against the issuer of an invalid guarantee would be subject to the prior payment of all liabilities of such guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the notes relating to any voided guarantee.

In the event of a special mandatory redemption, holders of the notes may not obtain their expected return on the notes.

If we redeem the notes pursuant to the special mandatory redemption provisions, you may not obtain your expected return on the notes and may not be able to reinvest the proceeds from such special mandatory redemption in an investment that results in a comparable return. In addition, as a result of the special mandatory redemption provisions of the notes, the trading prices of the notes between the date of issuance and the consummation of the Acquisitions may not reflect the financial results of our business or macroeconomic factors and may be limited based on the special mandatory redemption price. You will have no rights under the special mandatory redemption provisions if the Acquisitions close, nor will you have any right to require us to repurchase your notes if, between the closing of this offering and the closing of the Acquisitions, we experience any changes (including any material changes) in our business or financial condition, or if the terms of the Purchase Agreements change in any way that is not materially adverse to the holders of the notes.

The subsidiary guarantees may be limited in duration.

Each subsidiary guarantor will guarantee our obligations under the notes only for so long as each subsidiary guarantor is a guarantor under our senior credit facility. If any or all of the subsidiary guarantees are released or terminated or no longer required under our senior credit facility, such subsidiary guarantee(s) will be released under the indenture. The indenture does not contain any covenants that materially restrict our ability to sell, transfer or otherwise dispose of our assets, including the ownership interests of our subsidiaries, or the assets of any of our subsidiaries, except as described under the caption “Description of Debt Securities—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. Our senior credit facility currently also provides that certain change of control events constitute a default. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar provisions. If we experience a change of control that triggers a default under our senior credit facility, such default could result in amounts outstanding under our senior credit facility being declared due and payable. We would be prohibited from purchasing the notes unless, and until, such time as our indebtedness under our senior credit facility was repaid in full. There can be no assurance that either we or our subsidiary guarantors would have sufficient financial resources available to satisfy all of our or their obligations under our senior credit facility and these notes in the event of a change of control. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes and the Guarantees—Repurchase at the Option of Holders Upon a Change of Control.”

If a bankruptcy or reorganization case is commenced, bankruptcy laws may delay or prevent the escrow agent from releasing the escrowed funds.

If we or any of our subsidiaries commence a bankruptcy or reorganization case, or one is commenced against us, the applicable bankruptcy laws may delay or prevent the trustee under the indenture governing the notes from foreclosing on, and the escrow agent from releasing, the escrowed funds. Under the applicable bankruptcy laws, secured creditors, such as the trustee on behalf of the holders of the notes, are prohibited from foreclosing upon or disposing of a debtor’s property without prior bankruptcy court approval.

Risks Relating to The Acquisitions

In order to complete the Acquisitions, we will incur a substantial amount of additional indebtedness which could have an adverse effect on our financial condition and make it more difficult for us to obtain additional financing in the future.

We currently expect to finance the Acquisitions with available cash and proceeds from a combination of debt financings, including the issuance of notes, additional term loans and revolver borrowings under our senior credit facility and borrowings under our accounts receivable securitization facility. We anticipate that it will be necessary for us to amend our current senior credit facility in order to provide for certain of this additional debt needed to fund the Acquisitions. The incurrence of the additional debt to fund the approximately $4.75 billion aggregate purchase price for the Acquisitions may have an adverse effect on our financial condition and may limit our ability to obtain financing in the future. We may have to obtain financing under the Bridge Facility if we cannot secure some or all of the expected permanent financing. The interest rates and other financial terms for debt incurred pursuant to the Bridge Facility would be generally less favorable than what we have contemplated under our present plans for permanent financing arrangements. In addition, the Bridge Facility imposes various covenants and restrictions upon us which would apply in the event we obtained financing under it.

If we fail to realize the expected benefits from the Acquisitions, it may make it more difficult for us to service our debt and our results of operations may fail to meet expectations.

If the financial performance of our business, as supplemented by the assets and business acquired in the Acquisitions, does not meet our expectations, it may make it more difficult for us to service our debt obligations and our results of operations may fail to meet market expectations. We may not realize the expected benefits of the Acquisitions because of integration difficulties and other challenges. The success of the Acquisitions will depend, in part, on our ability to successfully integrate the acquired assets and business with our existing businesses. The integration process may be complex, costly and time-consuming. Complications with the integration could result from the following circumstances, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	failure to retain key customers and suppliers;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees of Crown or the Brewery Business;

•	operating risks inherent in the acquired businesses and assets and our business;

•	failure to expand the Brewery under the timeline imposed by the Antitrust Division of the United States Department of Justice pursuant to its proposed final judgment;

•	unanticipated issues, expenses and liabilities; and

•	unfamiliarity with operating in Mexico.

We may not be able to achieve the levels of revenue, earnings or operating efficiency that we expect with respect to our operation of the Brewery and our full ownership of Crown and other acquired assets. In addition, we may not accomplish the integration smoothly, including the expansion of the Brewery, successfully or within the anticipated costs or timeframe. If we experience difficulties with the integration process or if the anticipated cost savings, growth opportunities and other potential synergies of the Acquisitions are not realized fully, or at all, or take longer to realize than expected, our business, financial condition and results of operations may be negatively impacted.

Our experience operating breweries is not of the size and complexity contemplated by the Brewery Acquisitions.

Although we have prior experience operating breweries, it is not of the size and complexity contemplated by the Brewery Acquisition. In order to operate the Brewery we will be dependent upon the operational experience of employees who are new to our organization.

Our business will become more dependent on our sales of Modelo Brands.

Following completion of the Acquisitions, sales of Modelo Brands in the U.S. will become a more significant portion of our business. Accordingly, if the growth rate, amount or profitability of our sales of the Acquired Modelo Brands in the U.S. declines, our business could be more adversely affected than as compared to a time prior to the Acquisitions. The Modelo Brands are among the top imported premium beer brands in the U.S; Corona Extra is the leading imported brand, Modelo Especial is third and Corona Light is first among imported light beers. Consequently, any material shift in consumer preferences away from the Acquired Modelo Brands, or from the categories in which they compete, could have a material adverse effect on our business. Consumer preferences and tastes may shift away from the Acquired Modelo Brands or beer generally due to, among other reasons, changing taste preferences, demographics or perceived value. Such changes in performance and taste could have a material adverse effect on our financial condition and results of operations.

We will become dependent on the Brewery for our supply of Acquired Modelo Brands and, eventually, the Brewery is expected to be our sole source of supply for the Acquired Modelo Brands.

The majority of Crown’s requirements for Modelo Brands are produced by the Brewery, which is a single facility located in Mexico, and our contractual arrangements with ABI anticipate that eventually all of Crown’s supply of the Acquired Modelo Brands will be produced by the Brewery. We intend to expand the Brewery’s capacity over the three-year period following consummation of the Acquisitions and will enter into interim supply arrangements for a supply of additional Acquired Modelo Brands products for a period of three years following consummation of the Acquisitions. These arrangements will also provide for up to two one-year extensions. However, the DOJ will have a right of approval, in its sole discretion, of any extension of the term of these interim supply arrangements beyond three years. There can be no assurance that any requested extension would be granted.

Crown may not be able to satisfy all its product supply requirements for Acquired Modelo Brands in the event of a significant partial destruction or the total destruction of the Brewery due to terrorism or other risks such as natural disasters or catastrophic events that damage or destroy the facility. Also, if the contemplated expansion of the Brewery is not completed within three years after consummation of the Acquisitions, the Brewery may not be able to produce sufficient Acquired Modelo Brands to satisfy our needs. Under such circumstances, we may be unable to obtain Acquired Modelo Brands at a reasonable price from another source, if at all. A significant disruption at the Brewery, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could negatively affect our business and financial performance. Additionally, our general insurance policies may not cover certain types of catastrophes that might affect the Brewery. A major uninsured catastrophe could result in significant unrecoverable losses. The Brewery currently has the capacity to fill approximately 60% of our current projected product requirements.

We face risks associated with the Brewery Purchase Agreement in connection with the Brewery Acquisition.

In connection with the Brewery Acquisition, the companies we acquire may have liabilities that are not satisfied on or prior to the closing date. There may be liabilities that we underestimated or did not discover in the course of performing our due diligence investigation of the Brewery Companies we will acquire. Under the Brewery Purchase Agreement, ABI has agreed to provide us with a limited set of representations and warranties. Our sole remedy from ABI for any breach of those representations and warranties is an action for indemnification, not to exceed $500 million under the Brewery Purchase Agreement. Damages resulting from a breach of a representation or warranty could have a material and adverse effect on our financial condition and results of operations.

Our operation of the Brewery will depend on a sufficient supply of quality water and agricultural and other raw materials.

We will be dependent on sufficient amounts of quality water for operation of the Brewery. The Brewery receives allotments of water originating from a mountain aquifer. Although we anticipate receiving allotments adequate to support the Brewery’s on-going requirements, including as a result of the anticipated expansion, there is no guarantee that its allotments or requirements will not change materially in the future. If water becomes scarcer or the quality of the water deteriorates, we may incur increased production costs or face manufacturing constraints which could negatively affect our business and financial performance. Even if quality water is widely available to the Brewery, water purification and waste treatment infrastructure limitations could increase costs or constrain operation of the Brewery. Any of these factors could have a material and adverse effect on our financial condition and results of operations.

The Brewery also uses a large volume of agricultural and other raw materials to produce its products, such as corn starch, malt, hops, and water, and packaging materials, including glass, aluminum, cardboard and other paper products. The Brewery also uses a significant amount of energy in its operations. The supply and price of these raw materials and energy can be affected by a number of factors beyond our control, including market demand, global geopolitical events (especially as to their impact on crude oil prices), droughts and other weather conditions, economic factors affecting growth decisions, inflation, plant diseases and theft. To the extent any of the foregoing factors affect the prices of ingredients or packaging or do not effectively or completely hedge changes in commodity price risks, our financial condition and results of operations could be materially and adversely impacted.

Expanding our operations into Mexico increases risks associated with international operations.

We have limited operating experience in Mexico. Completion of the Acquisitions will generally increase the potential risks and uncertainties associated with our doing business globally, including risks relating to currency rate fluctuations, interest rate fluctuations, and geopolitical uncertainty, any of which could have a material adverse effect on our operation of Crown and the Brewery. Our operations in Mexico will expose us to additional risks associated with international operations, any of which could have a material adverse effect on our financial condition and results of operations, including:

•	changes in local political, economic, social and labor conditions;

•	potential disruption from socio-economic violence, including drug-related violence;

•	restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;

•	import and export requirements;

•	currency exchange rate fluctuations;

•	a less developed and less certain legal and regulatory environment, which among other things can create uncertainty with regard to liability issues;

•	compliance with applicable anti-bribery laws, including the Foreign Corrupt Practices Act; and

•	other challenges caused by distance, language, and cultural differences.

Other risks and uncertainties which we currently face will be increased by the Acquisitions.

Upon completion of the Acquisitions, some of the other risks and uncertainties we already face and which are described more fully elsewhere in this section will be increased, such as risks and uncertainties, any of which could have a material adverse effect on our financial condition and results of operations, relating to:

•	the possibility of increases in import and excise duties or other taxes or government regulations;

•	the possibility that benefit cost increases could occur and reduce our profitability;

•	the possibility that various diseases, pests and certain weather conditions could affect the quality and quantity of agricultural raw materials used in production of our products;

•	our purchase of raw materials under short-term supply contracts;

•	the amount of our intangible assets and the possibility of a write-down relating to any of these assets;

•	the possibility of a class action or other litigation relating to alcohol abuse, the misuse of alcohol, product liability, or marketing or sales practices;

•	any damage to our reputation;

•	our dependence on trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others;

•	contamination harming the integrity of or consumer support for our brands;

•	increases in the cost of energy or the costs of environmental regulatory compliance; and

•

our reliance upon complex information systems distributed worldwide and our reliance upon third party global networks and the possibility we could experience breaches of security or interruptions to our business services.

Risks Relating to the Company and its Operations

Worldwide and domestic economic trends and financial market conditions could adversely impact our financial performance.

Although we believe the adverse worldwide and domestic economic conditions experienced over recent years are improving, the degree and pace of recovery is uncertain and is expected to vary around the globe. Worldwide and domestic economies remain subject to prolongation, exacerbation and expansion of adverse conditions. In addition, instability in global credit markets, including the uncertainty related to sovereign debt issues in certain countries in the European Union, the instability in the geopolitical environment in many parts of the world, and other disruptions, may continue to put pressure on global economic conditions. We are subject to risks associated with adverse economic conditions, including economic slowdown, inflation, and the disruption, volatility and tightening of credit and capital markets. Additionally, changes in economic and financial conditions in the U.S. and other countries, including the outcome of negotiations surrounding the U.S. “sequester,” tax increases and potential spending cuts may impact consumer confidence and consumer spending.

In addition, unfavorable global or domestic economic situations could adversely impact our major suppliers, distributors and retailers. The inability of suppliers, distributors or retailers to conduct business or to access liquidity could impact our ability to produce and distribute our products. We have a committed credit facility and additional liquidity facilities available to us. While to date we have not experienced problems with accessing these facilities, to the extent that the financial institutions that participate in these facilities were to default on their obligation to fund, those funds would not be available to us.

The timing and nature of any recovery in the financial markets continues to remain uncertain, and there can be no assurance that market conditions will continue to improve in the near future. A prolonged downturn, worsening or broadening of adverse conditions in the worldwide and domestic economies, or return of high levels of inflation could affect consumer spending patterns and purchases of our products, and create or exacerbate credit issues, cash flow issues and other financial hardships for us and for our suppliers, distributors, retailers and consumers. Depending upon their severity and duration, these conditions could have a material adverse impact on our business, liquidity, financial condition and results of operations. We are not able to predict the pace of recovery of the economies in the U.S. and our other major markets outside the U.S., nor are we able to predict the outcome of negotiations surrounding the U.S. “sequester.”

Our indebtedness could have a material adverse effect on our financial health.

We have incurred substantial indebtedness to finance our acquisitions and repurchase shares of our common stock, and we will incur substantial additional indebtedness to fund the Acquisitions. In the future, we may continue to incur substantial additional indebtedness to finance further acquisitions, additional repurchases of shares of our stock, and other general corporate purposes. Our ability to satisfy our debt obligations outstanding from time to time will depend upon our future operating performance. We do not have complete control over our future operating performance because it is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors. We cannot assure you that our business will generate sufficient cash flow from operations to meet all of our debt service requirements and to fund our general corporate capital requirements.

Our current and future debt service obligations and covenants could have important consequences to you. These consequences include, or may include, the following:

•	Our ability to obtain financing for future working capital needs or acquisitions or other purposes may be limited;

•

Our funds available for operations, expansion or distributions will be reduced because we will dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our indebtedness;

•	Our ability to conduct our business could be limited by restrictive covenants; and

•	Our vulnerability to adverse economic conditions may be greater than less leveraged competitors and, thus, our ability to withstand competitive pressures may be limited.

Restrictive covenants in our senior credit facility and in our indentures place limits on our ability to conduct our business. Covenants in our senior credit facility include those that restrict our ability to make acquisitions, incur debt, create liens, sell assets, pay dividends, engage in mergers and consolidations, enter into transactions with affiliates, make investments and permit our subsidiaries to enter into certain restrictive agreements. It additionally contains certain financial covenants, including a debt ratio test and an interest coverage ratio test. Covenants in our indentures are generally less restrictive than our senior credit facility but nevertheless, among other things, limit our ability under certain circumstances to create liens or enter into sale-leaseback transactions and impose conditions on our ability to engage in mergers, consolidations and sales of all or substantially all of our assets.

These agreements also contain certain change of control provisions which, if triggered, may result in an acceleration of our obligation to repay the debt. If we fail to comply with the obligations contained in the senior credit facility, our existing or future indentures or other loan agreements, we could be in default under such agreements, which could require us to immediately repay the related debt and also debt under other agreements that may contain cross-acceleration or cross-default provisions.

Our acquisition, divestiture and joint venture strategies may not be successful.

We have made a number of acquisitions and divestitures. We anticipate that we may, from time to time, acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business and that we may divest ourselves of businesses, assets or securities of companies that we believe no longer provide a strategic fit with our business. We will need to integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations and information systems. We cannot assure you that we will effectively assimilate the business or product offerings of acquired companies into our business or realize anticipated operational synergies. Integrating the operations and personnel of acquired companies into our existing operations or separating from our existing operations the operations and personnel of businesses of which we divest may result in difficulties, significant expense and accounting charges, disrupt our business or divert management’s time and attention.

We expect to acquire the remaining 50% interest in Crown and 100% of the interest in the Brewery Companies, and we recently acquired the remaining 50.1% interest in Ruffino S.r.l. and sold 80.1% of our Australian and U.K. business. In connection with the integration of acquired operations, the separation of divested businesses, or the conduct of our overall business strategies, we may periodically restructure our businesses, integrate or separate our financial, operations and/or information systems, reorganize the management and reporting relationships within our business and/or sell assets or portions of our business. We may not achieve expected cost savings or efficiencies from restructuring activities or realize the expected proceeds from sales of assets or portions of our business. Actual charges, costs and adjustments due to restructuring activities may vary materially from our estimates. We may provide various indemnifications in connection with the sale of assets or portions of our business. Additionally, our final determinations and appraisals of the fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates. We cannot assure you that the fair value of acquired businesses will remain constant.

Acquisitions involve numerous other risks, including potential exposure to unknown liabilities of acquired companies and the possible loss of key employees and customers of the acquired business. In connection with acquisitions or joint venture investments outside the U.S., we may enter into derivative contracts to purchase foreign currency in order to hedge against the risk of foreign currency fluctuations in connection with such acquisitions or joint venture investments. This would subject us to the risk of foreign currency fluctuations associated with such derivative contracts.

We have also acquired or retained equity or membership interests in companies which we do not control, such as our retained less than 20% interest in certain companies that comprised our Australian and U.K. business. The other parties that hold the remaining equity or membership interests in these types of companies may at any time have economic, business or legal interests or goals that are inconsistent with our goals or the goals of those companies. The arrangements through which we acquired or hold our equity or membership interests may require us, among other matters, to pay certain costs or to purchase other parties’ interests. Our failure to adequately manage the risks associated with any acquisition, or the failure of an entity in which we have an equity or membership interest, could adversely affect our financial condition or our valuation of these types of investments.

We have entered into joint ventures, including our joint venture with Modelo and our holdings in Opus One Winery LLC, and we may enter into additional joint ventures. We share control of our joint ventures. Our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our goals or the goals of the joint venture. Our joint venture arrangements may require us, among other matters, to pay certain costs or to make certain capital investments. In addition, our joint venture partners may be unable to meet their economic or other obligations and we may be required to fulfill those obligations alone. Our failure or the failure of an entity in which we have a joint venture interest to adequately manage the risks associated with any acquisitions or joint ventures could have a material adverse effect on our financial condition or results of operations.

We cannot assure you that any of our acquisitions, investments or joint ventures will be profitable or that forecasts regarding joint venture activities will be accurate. In particular, risks and uncertainties associated with our joint ventures include, among others, the joint venture’s ability to operate its business successfully, the joint venture’s ability to develop appropriate standards, controls, procedures and policies for the growth and management of the joint venture, and the strength of the joint venture’s relationships with its employees, suppliers and customers.

Competition could have a material adverse effect on our business.

We are in a highly competitive industry and the dollar amount and unit volume of our sales could be negatively affected by our inability to maintain or increase prices, changes in geographic or product mix, a general decline in beverage alcohol consumption or the decision of wholesalers, retailers or consumers to purchase competitor’s products instead of our products. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality or pricing, compared to competitor’s products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons.

An increase in import and excise duties or other taxes or government regulations could have a material adverse effect on our business.

The U.S., Canada and other countries in which we operate impose import and excise duties and other taxes on beverage alcohol products in varying amounts which have been subject to change. Significant increases in import and excise duties or other taxes on beverage alcohol products could materially and adversely affect our financial condition or results of operations. The U.S. federal budget and individual state, provincial or local municipal budget deficits could result in increased taxes on our products, business, customers or consumers. Various proposals to increase taxes on beverage alcohol products have been made at the federal and state or provincial level in recent years. Many U.S. states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. There may be further consideration by federal, state, provincial, local and foreign governmental entities to increase taxes upon beverage alcohol products as governmental entities explore available alternatives for raising funds during the current macroeconomic climate. In addition, federal, state, provincial, local and foreign governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal, state or provincial regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements or taxes could also have a material adverse effect on our financial condition or results of operations.

Benefit cost increases could reduce our profitability.

Our profitability is affected by employee medical costs and other employee benefits. In recent years, employee medical costs have increased due to factors such as the increase in health care costs in the U.S. These factors, plus the enactment of the Patient Protection and Affordable Care Act in March 2010, will continue to put pressure on our business and financial performance due to higher employee benefit costs. Although we actively seek to control increases in employee benefit costs and encourage employees to maintain healthy lifestyles to reduce future potential medical costs, there can be no assurance that we will succeed in limiting future cost increases. Continued employee benefit cost increases could have an adverse affect on our results of operations and financial condition.

We also sponsor a very limited number of defined benefit plans that cover a limited number of our non-U.S. employees. Our costs of providing defined benefit plans are dependent upon a number of factors, such as discount rates, the rates of return on the plans’ assets, exchange rate fluctuations, future governmental regulation, global equity prices, and our required and/or voluntary contributions to the plans. Without sustained growth in pension investments over time to increase the value of the plans’ assets, and depending upon the other factors relating to worldwide and domestic economic trends and financial market conditions, we could be required to increase funding for some or all of our defined benefit plans.

We rely on the performance of wholesale distributors, major retailers and government agencies for the success of our business.

Local market structures and distribution channels vary worldwide. In the U.S., we sell our products principally to wholesalers for resale to retail outlets including grocery stores, club and discount stores, package liquor stores and restaurants and also directly to government agencies, while in Canada, we sell our products principally to government agencies. In the U.S., we have entered into exclusive arrangements with certain wholesalers that generate a large portion of our U.S. net sales. The replacement or poor performance of our major wholesalers, retailers or government agencies could materially and adversely affect our results of operations and financial condition. Our inability to collect accounts receivable from our major wholesalers, retailers or government agencies could also materially and adversely affect our results of operations and financial condition.

The industry is being affected by the trend toward consolidation in the wholesale and retail distribution channels, particularly in the U.S. If we are unable to successfully adapt to this changing environment, our net income, market share and volume growth could be negatively affected. In addition, wholesalers and retailers of our products offer products which compete directly with our products for retail shelf space and consumer purchases. Accordingly, wholesalers or retailers may give higher priority to products of our competitors. In the future, our wholesalers and retailers may not continue to purchase our products or provide our products with adequate levels of promotional support.

Our business could be adversely affected by a decline in the consumption of products we sell.

While over the past several years there have been modest increases in consumption of beverage alcohol in most of our product categories and geographic markets, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the U.S. and other markets in which we participate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

•	A general decline in economic or geopolitical conditions;

•	Concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

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A general decline in the consumption of beverage alcohol products in on-premise establishments, such as may result from smoking bans and stricter laws related to driving while under the influence of alcohol;

•	Consumer dietary preferences favoring lighter, lower calorie beverages such as diet soft drinks, sports drinks and water products;

•	The increased activity of anti-alcohol groups;

•	Increased federal, state, provincial or foreign excise or other taxes on beverage alcohol products and possible restrictions on beverage alcohol advertising and marketing; and

•	Increased regulation placing restrictions on the purchase or consumption of beverage alcohol products.

We are primarily a branded consumer products company and we rely on consumers’ demand for our products. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns. Our continued success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our premium brands in any of our major markets, our financial results might be adversely affected. Other factors may also reduce consumer spending on our products, including economic declines, inflation, a trend towards frugality even as the economy improves, wars, pandemics, weather, and natural or man-made disasters. As the cost of gasoline and other petroleum-based products increases, consumers may not have as much discretionary funds available to buy our products.

In addition, our continued success depends, in part, on our ability to develop new products. The launch and ongoing success of new products are inherently uncertain especially with regard to their appeal to consumers. The launch of a new product can give rise to a variety of costs and an unsuccessful launch, among other things, can affect consumer perception of existing brands and our reputation. Unsuccessful implementation or short-lived popularity of our product innovations may result in inventory write-offs and other costs.

Various diseases, pests and certain weather conditions could affect quality and quantity of grapes or other agricultural raw materials.

Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of grapes and other agricultural raw materials available, decreasing the supply of our products and negatively impacting profitability. We cannot guarantee that our grape suppliers or suppliers of other agricultural raw materials will succeed in preventing contamination in existing vineyards or fields or that we will succeed in preventing contamination in our existing vineyards or future vineyards we may acquire. Future government restrictions regarding the use of certain materials used in grape growing may increase vineyard costs and/or reduce production. Growing agricultural raw materials also requires adequate water supplies. A substantial reduction in water supplies could result in material losses of grape crops and vines or other crops, which could lead to a shortage of our product supply.

We generally purchase raw materials under short-term supply contracts, we are subject to substantial price fluctuations for grapes and grape-related materials, and we have a limited group of suppliers of glass bottles.

Our business is heavily dependent upon raw materials, such as grapes, grape juice concentrate, grains, alcohol and packaging materials from third-party suppliers. We could experience raw material supply, production or shipment difficulties that could adversely affect our ability to supply goods to our customers. Increases in the costs of raw materials also directly affect us. In the past, we have experienced dramatic increases in the cost of grapes. Although we believe we have adequate sources of grape supplies, we could experience shortages if the demand for particular wine products exceeds expectations.

The wine industry swings between cycles of grape oversupply and undersupply. In a severe oversupply environment, the ability of wine producers, including ourselves, to raise prices is limited, and, in certain situations, the competitive environment may put pressure on producers to lower prices. Further, although an oversupply may enhance opportunities to purchase grapes at lower costs, a producer’s selling and promotional expenses associated with the sale of its wine products can rise in such an environment.

Glass bottle costs are one of our largest components of cost of product sold. In the U.S. and Canada, glass bottles have only a small number of producers. Currently, one producer supplies most of our glass container requirements for our U.S. operations and a portion of our glass container requirements for our Canadian operations, with the remaining portion of our glass container requirements for our Canadian operations supplied by another producer. The inability of any of our glass bottle suppliers to satisfy our requirements could adversely affect our business.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.

Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity in the regions from which we presently source our agricultural raw materials such as grapes. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events or changes in the frequency or intensity of weather events can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers and consumers.

Water is essential in the production of our products. The quality and quantity of water available for use is important to the supply of grapes and our ability to operate our business. Water is a limited resource in many parts of the world and if climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. Such events could adversely affect our results of operations and financial condition.

If we suffer a loss to our wineries, production facilities or distribution system, or the breweries which produce the beer we sell, due to catastrophe, our business, operations or financial performance could be seriously harmed.

Throughout the years, we have consolidated several of our winery and production facility operations. Two of our largest wineries are the Woodbridge Winery in Acampo, CA and the Mission Bell Winery in Madera, CA. These two facilities produce approximately 27 million cases (or 42%) of our product annually. Much of our supply of Mexican beer is produced at the Brewery in Piedras Negras, Coahuila, Mexico. Additionally, many of our vineyards and production and distribution facilities are located in areas which are prone to seismic activity. If any of these vineyards and facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue, and result in potentially significant expenses to repair or replace the vineyard or facility. If such a disruption were to occur, we could breach agreements, our reputation could be harmed, and our business and operating results could be adversely affected. In addition, since we have consolidated certain of our operations and various production and distribution facilities, we are more likely to experience an interruption of our operations in the event of a catastrophic event in any one location, such as through acts of war or terrorism, fires, floods, earthquakes, hurricanes or other natural or man-made disasters. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain insurance. Although we carry insurance for property damage and business interruption, certain catastrophes are not covered by our insurance policies as we believe this to be a prudent financial decision. If our insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at greater risk that we may experience an adverse impact to our financial results. We take steps to minimize the damage that would be caused by a catastrophic event, but there is no certainty that our efforts would prove successful. If one or more significant uninsured events occur, we could suffer a major financial loss.

Our operations subject us to risks relating to doing business globally, currency rate fluctuations, interest rate fluctuations, and geopolitical uncertainty, any of which could have a material adverse effect on our business.

In addition to our operations in the U.S., we have operations in Canada, New Zealand and Italy, our products are produced in various countries around the world and we sell our products in numerous countries throughout the world, and we have announced plans to enter into certain emerging markets over time. Upon consummation of the pending Acquisitions, we will also have operations in Mexico. Therefore, we are subject to risks associated with potential disruptions caused by changes in political, economic and social environments, including civil and political unrest, terrorism, local labor conditions and changes in laws, governmental regulations and policies in many countries outside the U.S. We are also subject to U.S. laws affecting the activities of U.S. companies abroad, including tax laws, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act, and laws regarding the enforcement of contract and intellectual property rights. Our success will depend, in part, on our ability to overcome the challenges we encounter with respect to these factors and other matters generally affecting U.S. companies with global operations. Although we have implemented policies and procedures designed to ensure compliance with foreign and U.S. laws and regulations, including anti-corruption laws, there can be no assurance that our employees, business partners or agents will not violate our policies or take action determined to be in violation of the law. Any determination that our operations or activities were not in compliance with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions. We are also exposed to risks associated with currency fluctuations and risks associated with interest rate fluctuations. Currency exchange rates between the U.S. dollar and foreign currencies in the markets in which we do business have fluctuated in recent years and are likely to continue to do so in the future. We manage our exposure to foreign currency and interest rate risks utilizing derivative instruments and other means to reduce those risks. We could experience changes in our ability to hedge against or manage fluctuations in foreign currency exchange rates or interest rates and, accordingly, there can be no assurance that we will be successful in reducing those risks. We could also be affected by nationalizations or unstable governments or legal systems or intergovernmental disputes. These currency, economic and political uncertainties may have a material adverse effect on our results of operations and financial condition, especially to the extent these matters, or the decisions, policies or economic strength of our suppliers, affect our global operations.

We have a significant amount of intangible assets, such as goodwill and trademarks, and if we are required to write-down any of these intangible assets, it could materially reduce our net income.

For the years ended February 29, 2012, and February 28, 2011, we recorded impairment losses of $38.1 million and $23.6 million, respectively, on certain of our intangible assets. For the year ended February 28, 2013, no impairment losses were recorded. We continue to have a significant amount of intangible assets such as goodwill and trademarks and may acquire more intangible assets in the future. In accordance with the Financial Accounting Standards Board (“FASB”) guidance for intangibles – goodwill and other, goodwill and indefinite lived intangible assets are subject to a periodic impairment evaluation. The write-down of any of these intangible assets could materially and adversely affect our net income.

Class action or other litigation relating to alcohol abuse, the misuse of alcohol, product liability, or marketing or sales practices could adversely affect our business.

There has been public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. We also could be exposed to lawsuits relating to product liability or marketing or sales practices. Adverse developments in lawsuits concerning these types of matters or a significant decline in the social acceptability of beverage alcohol products that results from lawsuits could have a material adverse effect on our business.

Any damage to our reputation could have an adverse effect on our business, financial condition and results of operation.

Maintaining a good reputation globally is critical to selling our branded products. Product contamination or tampering or the failure to maintain high standards for product quality, safety and integrity, including with respect to raw materials obtained from suppliers, may reduce demand for our products or cause production and delivery disruptions. Although we maintain standards for the materials and product components we receive from our suppliers, and we also audit our suppliers’ compliance with our standards, it is possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements. If any of our products becomes unfit for consumption, is misbranded or causes injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time, which could further reduce consumer demand and brand equity. Our reputation could be impacted negatively by public perception, adverse publicity (whether or not valid), or our responses relating to:

•	A perceived failure to maintain high ethical, social and environmental standards for all of our operations and activities;

•	A perceived failure to address concerns related to the quality, safety or integrity of our products;

•	Our environmental impact, including use of agricultural materials, packaging, water and energy use and waste management; or

•	Efforts that are perceived as insufficient to promote the responsible use of alcohol.

Failure to comply with local laws and regulations, to maintain an effective system of internal controls, to provide accurate and timely financial statement information, or to protect our information systems against service interruptions, misappropriation of data or breaches of security, could also hurt our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation, competitive position and brand equity.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position and brand equity.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly-developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of our trademark applications. There is also a risk that we could, by omission, fail to timely renew or protect a trademark or that our competitors will challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

Contamination could harm the integrity of, or consumer support for, our brands and adversely affect the sales of our products.

The success of our brands depends upon the positive image that consumers have of those brands. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. Contaminants in raw materials purchased from third parties and used in the production of our wine and spirits products or defects in the distillation or fermentation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all of our brands.

An increase in the cost of energy or the cost of environmental regulatory compliance could affect our profitability.

We have experienced increases in energy costs, and energy costs could continue to rise, which would result in higher transportation, freight and other operating costs. We may experience significant future increases in the costs associated with environmental regulatory compliance, including fees, licenses, and the cost of capital improvements to our operating facilities in order to meet environmental regulatory requirements. Our future operating expenses and margins will be dependent on our ability to manage the impact of cost increases. We cannot guarantee that we will be able to pass along increased energy costs or increased costs associated with environmental regulatory compliance to our customers through increased prices.

In addition, we may be party to various environmental remediation obligations arising in the normal course of our business or in connection with historical activities of businesses we acquire. Due to regulatory complexities, uncertainties inherent in litigation and the risk of unidentified contaminants in our current and former properties, the potential exists for remediation, liability and indemnification costs to differ materially from the costs that we have estimated. We cannot assure you that our costs in relation to these matters will not exceed our projections or otherwise have an adverse effect upon our business reputation, financial condition or results of operations.

Our reliance upon complex information systems distributed worldwide and our reliance upon third party global networks means we could experience breaches of security or interruptions to our business services.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as maintain financial accuracy and efficiency. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. As with all large information technology systems, our systems could be penetrated by outside parties intent on extracting confidential or proprietary information, corrupting our information, disrupting our business processes, or engaging in the unauthorized use of strategic information about us or our employees, customers or consumers. Such unauthorized access could disrupt our business operations and could result in the loss of assets or revenues, litigation, remediation costs, damage to our reputation, or the failure by us to retain or attract customers following such an event. Such events could have a material adverse effect on our business, financial condition or results of operations.

We have outsourced various functions to third-party service providers and may outsource other functions in the future. We rely on those third-party service providers to provide services on a timely and effective basis. Although we closely monitor the performance of these third parties and maintain contingency plans in case they are unable to perform as agreed, we do not ultimately control their performance. Their failure to perform as expected or as required by contract could result in significant disruptions and costs to our operations, which could materially affect our business, financial condition, operating results and cash flow, and could impair our ability to make required filings with various reporting agencies on a timely or accurate basis.

Changes in accounting standards and guidance and taxation requirements could affect our financial results.

New accounting guidance that may become applicable to us from time to time, or changes in the interpretations of existing guidance, could have a significant effect on our reported results for the affected periods. The Financial Accounting Standards Board and the International Accounting Standards Board continue to work towards a convergence of accounting standards. Certain standards may become applicable to us and change the interpretation of existing guidance. Such events could have a significant effect on our reported results for the affected periods. In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions in which we operate. Increases in indirect taxes could affect our products’ affordability and therefore reduce our sales. We are also subject to income tax in numerous jurisdictions in which we generate revenues. Changes in tax laws, tax rates or tax rulings may have a significant adverse impact on our effective tax rate. Our tax liabilities are affected by the mix of pretax income or loss among the tax jurisdictions in which we operate. We must exercise judgment in determining our worldwide provision for income taxes, interest and penalties; accordingly, future events could change management’s assessment of these amounts.

We are controlled by the Sands Family.

Our Class B common stock is principally held by members of the Sands family, either directly or through entities controlled by members of the Sands family. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share. Holders of Class 1 common stock generally do not have voting rights. The stock ownership of the Sands family and entities controlled by members of the Sands family represents a majority of the combined voting power of all classes of the Company’s common stock as of April 22, 2013, voting as a single class. As a result, the Sands family has the power to elect a majority of the Company’s directors and approve actions requiring the approval of the stockholders of the Company voting as a single class.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be approximately $1,537 million (after deducting net (after the credit to the Company described on the cover of this prospectus supplement) underwriter discounts and commissions and estimated offering expenses). We intend to use the net proceeds from this offering for a portion of the consideration payable for the Acquisitions. Pending such use, an amount equal to the aggregate public offering prices of the notes will be placed in an escrow account, which account will be pledged to the trustee for the benefit of the holders of the notes for so long as the proceeds remain in escrow. If the Company determines in its sole discretion that the Acquisitions will not be completed without any amendment, modification or waiver that is materially adverse to the holders of the notes or if the Acquisitions have not been consummated on or prior to December 30, 2013, all of the notes of each series will be redeemed at a price equal to 100% of the aggregate public offering price of the notes of such series, together with accrued and unpaid interest (and, if applicable, the accreted portion of any original issue discount) to the date of the special mandatory redemption. See “Description of the Notes and the Guarantees—Escrow of Proceeds; Release Conditions” and “Description of the Notes and the Guarantees—Special Mandatory Redemption.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income (loss) before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.

	For the Fiscal Year Ended February 28, 2013	For the Fiscal Year Ended February 29, 2012	For the Fiscal Years Ended February 28,
			2011	2010	2009
Ratio of Earnings to Fixed Charges (a)	3.2x	3.8x	3.6x	1.9x	—

(a)	For the year ended February 28, 2009, earnings were inadequate to cover fixed charges. We would have needed to generate additional earnings of $110.5 million for the year ended February 28, 2009 to achieve a coverage ratio of 1.0 to 1.0 for this period.

CAPITALIZATION

The following table sets forth, as of February 28, 2013, our consolidated cash and cash equivalents and total capitalization on (i) an actual basis; and (ii) as adjusted to give effect to the use of cash on hand to pay a portion of the consideration for the Acquisitions and estimated related fees and expenses, the issuance of the notes, the incurrence of additional senior secured financing in the aggregate amount of approximately $2,825 million and borrowings of $125 million under our accounts receivable securitization facility in connection with the Acquisitions to fund a portion of the consideration payable for the Acquisitions. See “Summary—Recent Developments—Financing Arrangements for the Acquisitions.” You should read this table in conjunction with our consolidated financial statements and the related notes thereto which are incorporated by reference in this prospectus supplement.

	February 28, 2013 (Unaudited)
(in millions)	Actual	As Adjusted For Notes Issuance and Additional Financing and Acquisitions
Cash and Cash Equivalents	$331.5	$101.1

Long-Term Debt (including current portion):
Revolving Credit Facility	—	650.0
Term Loan A	515.6	—
Term Loan A-1	246.9	—
Amended Term A Loan	—	515.6
Amended Term A-1 Loan	—	246.9
Term A-2 Loan	—	675.0
European Term A Loan	—	500.0
European Term B Loan	—	1,000.0
Other Senior Debt	46.9	46.9
Accounts Receivable Securitization Facility	—	125.0
Senior Notes offered hereby due 2021 and 2023	—	1,550.0
8.375% Senior Notes due 2014(a)	499.0	499.0
7.250% Senior Notes due 2016(b)	697.0	697.0
7.250% Senior Notes due 2017	700.0	700.0
6.000% Senior Notes due 2022	600.0	600.0

Total Debt	3,305.4	7,805.4

Stockholders’ Equity	2,860.3	4,572.0

Total Capitalization	$6,165.7	$12,377.4

(a)	Represents $500.0 million less $1.0 million unamortized discount.
(b)	Represents $700.0 million less $3.0 million unamortized discount.

UNAUDITED CONDENSED COMBINED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

The following unaudited condensed combined consolidated pro forma financial statements as of February 28, 2013 and for the twelve months then ended gives effect to the Crown Acquisition and the Brewery Acquisition. The unaudited condensed combined consolidated pro forma financial statements shown below reflect historical financial information and have been prepared on the basis that the Crown Acquisition and the Brewery Acquisition will be accounted for using the acquisition method of accounting under Accounting Standards Codification Topic 805: Business Combinations. Accordingly, the assets acquired and liabilities assumed, will be measured at their respective fair values with any excess reflected as goodwill. The unaudited condensed combined consolidated pro forma financial statements presented assume that Crown and the Brewery Companies will become wholly-owned subsidiaries of the Company.

The unaudited condensed combined consolidated pro forma financial statements should be read in conjunction with the notes to the unaudited condensed combined consolidated pro forma financial statements. The unaudited condensed combined consolidated pro forma financial statements and the notes to the unaudited condensed combined consolidated pro forma financial statements were based on, and should be read in conjunction with:

•

Constellation’s historical audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended February 28, 2013 and incorporated by reference in this prospectus supplement,

•

The financial statements of Crown as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended February 28, 2013, which are incorporated by reference in this prospectus supplement, and

•

The carve-out combined historical financial statements of the Brewery Business as of December 31, 2012 and 2011 and as of January 1, 2011 and for the years ended December 31, 2012 and 2011 furnished as an exhibit to our Current Report on Form 8-K dated April 30, 2013, which are incorporated by reference in this prospectus supplement.

The process of valuing the tangible and intangible assets and liabilities of Crown and the Brewery Business has not yet commenced. Accordingly, the purchase price adjustments included in the unaudited condensed combined consolidated pro forma financial statements are based on a number of assumptions as more fully described in the notes to the unaudited condensed combined consolidated pro forma financial statements. A determination of these fair values, which cannot be made prior to the completion of the Acquisitions, will include management’s consideration of a final valuation. This final valuation will be based on the actual net tangible and intangible assets of Crown and the Brewery Business as acquired by the Company that exist as of the date of completion of each acquisition. The actual amounts recorded following the completion of the Acquisitions may be materially different from the information presented in the unaudited condensed combined consolidated pro forma financial statements due to a number of factors, including:

•	timing of closing the Acquisitions,

•	changes in the net assets of the Brewery Business or Crown,

•	changes in the market conditions and financial results which may impact cash flow projections in the valuation, and

•	other changes in market conditions which may impact the fair value of the net assets of the Brewery Business or Crown.

Historical financial information of the Company, Crown and the Brewery Business has been adjusted in the unaudited condensed combined consolidated pro forma financial statements to give effect to pro forma events that are:

•	directly attributable to the Acquisitions,

•	factually supportable, and

•	with respect to the unaudited condensed combined consolidated pro forma statement of income, expected to have a continuing impact on the combined results.

The unaudited condensed combined consolidated pro forma financial statements do not reflect any revenue enhancements, cost savings from operating efficiencies, synergies or other restructurings, or the costs and related liabilities that would be incurred to achieve such revenue enhancements, cost savings from operating efficiencies, synergies or other restructurings, which could result from the Acquisitions.

The pro forma adjustments are based upon available information and assumptions that management of the Company believe reasonably reflects the Acquisitions. The unaudited condensed combined consolidated pro forma financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Company would have been had the Acquisitions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or the financial position of the Company.

Unaudited Condensed Combined Consolidated Pro Forma Statement of Income

For the Twelve Months Ended February 28, 2013

(in millions, except per share amounts)

	Historical							Condensed Combined Consolidated Pro Forma Year Ended February 28, 2013
	Company	Crown	Brewery Business
	Year Ended February 28, 2013	Year Ended December 31, 2012	Year Ended December 31, 2012 (Note 3)	Elimination Adjustments (Note 4)		Pro Forma Adjustments (Note 5)
Sales	$3,171.4	$2,778.6	$753.6	$(737.5	)(a), (b)	$—		$5,966.1
Other income	—	—	98.3	(92.7	)(c)	—		5.6
Less—excise taxes	(375.3)	(214.7)	—	—		—		(590.0)

Net sales	2,796.1	2,563.9	851.9	(830.2)		—		5,381.7
Cost of product sold	(1,687.8)	(1,818.1)	(575.5)	830.2	(a), (b), (c)	95.9	(a)	(3,155.3)

Gross profit	1,108.3	745.8	276.4	—		95.9		2,226.4
Selling, general and administrative expenses	(584.7)	(303.9)	(51.0)	—	(d)	(1.8	)(b)	(941.4)
Restructuring charges	(0.7)	—	—	—		—		(0.7)

Operating income	522.9	441.9	225.4	—		94.1		1,284.3
Equity in earnings of equity method investees	233.1	—	—			(221.1	)(b)	12.0
Interest (expense) income, net	(227.1)	0.1	(15.6)	—		(139.9	)(c)	(382.5)
Loss on write-off of financing costs	(12.5)	—	—	—		—		(12.5)

Income before income taxes	516.4	442.0	209.8	—		(266.9)		901.3
Provision for income taxes	(128.6)	—	(58.2)	—		(60.4	)(d)	(247.2)

Net income	$387.8	$442.0	$151.6	$—		$(327.3)		$654.1

SHARE DATA:
Earnings per common share:
Basic—Class A Common Stock	$2.15							$3.63
Basic—Class B Convertible Common Stock	$1.96							$3.30

Diluted—Class A Common Stock	$2.04							$3.44
Basic—Class B Convertible Common Stock	$1.87							$3.16

Weighted average common shares outstanding:
Basic—Class A Common Stock	158.658							158.658
Basic—Class B Convertible Common Stock	23.532							23.532

Diluted—Class A Common Stock	190.307							190.307
Basic—Class B Convertible Common Stock	23.532							23.532

See accompanying notes to unaudited condensed combined consolidated pro forma financial statements.

Unaudited Condensed Combined Consolidated Pro Forma Balance Sheet

As of February 28, 2013

($ in millions)

	Historical
	Company	Crown	Brewery Business					Condensed Combined Consolidated Pro Forma February 28, 2013
	February 28, 2013	December 31, 2012	December 31, 2012	Elimination Adjustments		Pro Forma Adjustments
Assets
Current assets:
Cash and cash investments	$331.5	$57.0	$20.8	$—		$(308.2	)(b), (c)	$101.1
Accounts receivable, net	471.9	107.4	55.5	(16.6	)(e)	—		618.2
Inventories	1,480.9	123.6	79.2	—		—		1,683.7
Prepaid expenses and other	186.9	21.8	9.6	—		93.5	(b)	311.8

Total current assets	2,471.2	309.8	165.1	(16.6)		(214.7)		2,714.8
Property, plant and equipment, net	1,229.0	9.0	646.1	—		—		1,884.1
Goodwill	2,722.3	13.0	—	—		5,965.0	(b)	8,700.3
Intangible assets, net	871.4	14.2	—	—		12.1	(b)	897.7
Other assets, net	344.2	0.4	4.0			60.1	(b)	408.7

Total assets	$7,638.1	$346.4	$815.2	$(16.6)		$5,822.5		$14,605.6

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$—	$—	$—	$—		$—		$—
Current maturities of long-term debt	27.6	—	116.7	—		(116.7	)(c)	27.6
Accounts payable	209.0	54.8	63.2	(16.6	)(e)	—		310.4
Accrued excise taxes	18.9	5.3	—	—		—		24.2
Other accrued expenses and liabilities	422.4	47.2	14.3	—		558.0	(c)	1,041.9

Total current liabilities	677.9	107.3	194.2	(16.6)		441.3		1,404.1
Long-term debt, less current maturities	3,277.8	—	111.1	—		4,388.9	(c)	7,777.8
Deferred income taxes	599.6	—	59.1			(36.0	)(b)	622.7
Other liabilities	222.5	5.1	1.4	—		—		229.0
Stockholders’ equity	2,860.3	234.0	449.4			1,028.3	(b), (c), (e)	4,572.0

Total liabilities and stockholders’ equity	$7,638.1	$346.4	$815.2	$(16.6)		$5,822.5		$14,605.6

See accompanying notes to unaudited condensed combined consolidated pro forma financial statements.

NOTES TO UNAUDITED CONDENSED COMBINED CONSOLIDATED PRO FORMA

FINANCIAL STATEMENTS

1. Basis of pro forma presentation

The unaudited condensed combined consolidated pro forma statement of income for the year ended February 28, 2013 is presented on a basis to reflect the Acquisitions and related pro forma adjustments as if they had occurred on March 1, 2012. The unaudited condensed combined consolidated pro forma balance sheet as of February 28, 2013 is presented on a basis to reflect the Acquisitions and related pro forma adjustments as if they had occurred on February 28, 2013. Because of different fiscal period ends, and in order to present results for comparable periods, the unaudited condensed combined consolidated pro forma statement of income for the year ended February 28, 2013 combines the Company’s historical consolidated statement of income for the year then ended with Crown’s historical statement of income for its fiscal year ended December 31, 2012 and with the Brewery Business’ carve-out combined income statement for its fiscal year ended December 31, 2012.

The Company’s U.S. GAAP financial information as of and for the year ended February 28, 2013 has been derived without adjustment from the audited financial statements contained in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on April 29, 2013. Crown’s U.S. GAAP financial information as of and for the year ended December 31, 2012 has been derived without adjustment from the audited financial statements filed with the SEC on April 29, 2013 as an exhibit to the Company’s Annual Report on Form 10-K and incorporated by reference into this Prospectus Supplement.

The Brewery Business’ historical carve-out combined financial statements as of and for the year ended December 31, 2012 have been prepared under IFRS as issued by the IASB. The financial information for the Brewery Business has been derived from the audited carve-out combined financial statements as of December 31, 2012 and 2011 and as of January 1, 2011 and for the years ended December 31, 2012 and 2011. These audited carve-out combined financial statements were originally prepared using Mexican pesos as the reporting currency and have been converted into U.S. dollars in the unaudited condensed combined consolidated pro forma financial statements using the methodology and the exchange rates as explained in Note 3 to the unaudited condensed combined consolidated pro forma financial statements. Adjustments for the significant differences between IFRS and U.S. GAAP have been made to convert the Brewery Business’ IFRS financial information to U.S. GAAP as explained in Note 3 to the unaudited condensed combined consolidated pro forma financial statements.

Adjustments reflected in the unaudited condensed combined consolidated pro forma balance sheet give effect to events that are directly attributable to the transaction and are factually supportable. Adjustments reflected in the unaudited condensed combined consolidated pro forma statement of income include those items that are directly attributable to the transaction, factually supportable and expected to have a continuing impact.

The process of valuing the tangible and intangible assets and liabilities of Crown and the Brewery Business has not yet commenced. Accordingly, the purchase price adjustments included in the unaudited condensed combined consolidated pro forma financial statements are based on a number of assumptions as set out in Note 5.

A determination of fair values, which cannot be made prior to the completion of the Acquisitions, will include management’s consideration of a final valuation. This final valuation will be based on the actual net tangible and intangible assets of Crown and the Brewery Business as acquired by the Company that exist as of the date of completion of the Acquisitions. The actual amounts recorded following the completion of the Acquisitions may be materially different from the information presented in these unaudited condensed combined consolidated pro forma financial statements due to a number of factors, including:

•	timing of closing the Acquisitions;

•	changes in the net assets of the Brewery Business or Crown;

•	changes in the market conditions and financial results which may impact cash flow projections in the valuation; and

•	other changes in market conditions which may impact the fair value of the net assets of the Brewery Business or Crown.

The pro forma adjustments are based upon available information and assumptions that management of the Company believes reasonably reflect the Acquisitions. The unaudited condensed combined consolidated pro forma financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Company would have been had the Acquisitions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

2. Summary of significant accounting policies

The unaudited condensed combined consolidated pro forma information has been compiled in a manner consistent with the accounting policies adopted by the Company. Adjustments were made for the significant differences between IFRS and U.S. GAAP for the Brewery Business, as set out further in Note 3. Apart from these adjustments, the accounting policies of Crown and the Brewery Business were not deemed to be materially different from those adopted by the Company. Other adjustments arising as part of eliminating transactions are described in Note 4 and acquisition accounting are described in Note 5.

3. Reconciliation of Brewery Business historical carve-out combined financial statements from IFRS to U.S. GAAP

The historical carve-out combined financial information of the Brewery Business was prepared in accordance with IFRS and prepared in Mexican pesos. The unaudited condensed combined consolidated pro forma financial statements include adjustments for the significant differences between IFRS and U.S. GAAP necessary to convert the financial statements of the Brewery Business from IFRS to U.S. GAAP and to translate the Mexican peso amounts into U.S. dollars. In addition, certain balances were reclassified from the Brewery Business carve-out combined financial statements so that their presentation would be consistent with the Company.

Carve-out combined statement of income

	For the Year Ended December 31, 2012
($ in millions of Mexican pesos or U.S. Dollars)	IFRS (MXN)	IFRS to U.S. GAAP Adjustments (MXN)		U.S. GAAP (MXN)	U.S. GAAP (USD)
Income Statement Data:
Sales	$9,902.4	$—		$9,902.4	$753.6
Other income	1,291.5	—		1,291.5	98.3

Net sales	11,193.9	—		11,193.9	851.9
Cost of product sold	(7,582.1)	20.2	(a), (b)	(7,561.9)	(575.5)

Gross profit	3,611.8	20.2		3,632.0	276.4
Selling, general and administrative expenses	(670.3)	—		(670.3)	(51.0)

Operating income	2,941.5	20.2		2,961.7	225.4
Interest expense, net	(205.6)	—		(205.6)	(15.6)

Income before income taxes	2,735.9	20.2		2,756.1	209.8
Provision for income taxes	(758.1)	(6.1	)(c)	(764.2)	(58.2)

Net income	$1,977.8	$14.1		$1,991.9	$151.6

Depreciation and amortization	$404.0	$(20.2	)(a), (b)	$383.8	$29.2

Carve-out combined statement of financial position

	As of December 31, 2012
($ in millions of Mexican pesos or U.S. Dollars)	IFRS (MXN)	IFRS to U.S. GAAP Adjustments (MXN)		U.S. GAAP (MXN)	U.S. GAAP (USD)
Assets
Current assets:
Cash and cash investments	$266.9	$—		$266.9	$20.8
Accounts receivable, net	713.2	—		713.2	55.5
Inventories	1,076.2	(59.0	)(d)	1,017.2	79.2
Prepaid expenses and other	14.2	109.5	(c), (d)	123.7	9.6

Total current assets	2,070.5	50.5		2,121.0	165.1

Property, plant and equipment, net	8,478.1	(175.2	)(a), (d)	8,302.9	646.1
Intangible assets, net	137.4	(137.4	)(b)	—	—
Other assets, net	—	51.4	(b), (c)	51.4	4.0

Total assets	$10,686.0	$(210.7)		$10,475.3	$815.2

Liabilities and parent’s net investment in subsidiary
Current liabilities:
Current maturities of long-term debt	$1,500.0	$—		$1,500.0	$116.7
Accounts payable	811.8	—		811.8	63.2
Other accrued expenses and liabilities	180.9	3.3	(c)	184.2	14.3

Total current liabilities	2,492.7	3.3		2,496.0	194.2

Long-term debt, less current maturities	1,427.0	—		1,427.0	111.1
Deferred income taxes	786.8	(26.5	)(a), (c)	760.3	59.1
Other liabilities	17.7	—		17.7	1.4
Parent’s net investment in subsidiary	5,961.8	(187.5	)(a), (b)	5,774.3	449.4

Total liabilities and parent’s net investment in subsidiary	$10,686.0	$(210.7)		$10,475.3	$815.2

The Brewery Business’ reporting currency for its historical carve-out combined financial information is the Mexican peso. The statement of income has been converted from Mexican pesos to U.S. dollars using the historical average exchange rate of 13.14 Mexican pesos per U.S. dollar for the year ended December 31, 2012. The statement of financial position has been converted using the spot rate of 12.85 Mexican pesos per U.S. dollar as of December 31, 2012. The conversion of Mexican peso amounts into U.S. dollar amounts is included solely for the convenience of readers. Such conversion should not be construed as representation that the Mexican peso amounts could be converted into U.S. dollars at that or any other rate.

U.S. GAAP adjustments

The significant differences between IFRS, as applied by the Brewery Business, and U.S. GAAP are as follows:

(a) Property, plant and equipment

The Brewery Business elected the option under IFRS 1, which permits property, plant and equipment at the time of initial measurement to be stated at their deemed cost (i.e. fair value or the value recognized under Mexican Financial Reporting Standards (“FRS”) at the date of transition). The Brewery Business elected to record certain property, plant and equipment at deemed cost recognized under Mexican FRS, which includes 36.6 million Mexican pesos in historical restated inflation effects. The Brewery Business also elected to record land at fair value and obtained appraisals of its land through an independent appraiser. The appraisals increased the value of land by an additional 90.0 million Mexican pesos on January 1, 2011. Under U.S. GAAP, the restated values and fair value adjustment to land would not be recorded and would be reversed to equity.

The deferred tax liability of approximately 36.7 million Mexican pesos associated with these adjustments would also be reversed against equity.

Lastly, an adjustment of 1.7 million Mexican pesos would be made to reverse depreciation expense associated with the restated values.

(b) Intangible assets

Under IFRS, disbursements in developing activities are recognized as intangible assets when the costs can be estimated reliably, the product or process is technically and commercially viable, possible future economic benefits are obtained and the Brewery Business has enough resources to complete the development to use and sell the asset. The costs are amortized based on the straight line method over the estimated useful life of the asset. Development expenses that do not qualify for capitalization are expensed as incurred.

Under U.S. GAAP, generally all research and development costs are expensed as incurred. As such, the Brewery Business’ capitalized development costs of 137.4 million Mexican pesos have been reversed to equity generating an additional long-term deferred tax asset of 39.8 million Mexican pesos. In addition, the associated amortization expense of 18.5 million Mexican pesos has also been reversed.

(c) Income taxes

Under IFRS, all deferred taxes are classified as noncurrent on the balance sheet net and they are netted within individual tax jurisdictions. Under U.S. GAAP, the classification of deferred tax assets and deferred tax liabilities follows the classification of the related, nontax asset or liability for financial reporting (as either current or noncurrent). If a deferred tax asset or liability is not associated with an underlying asset or liability, it is classified based on the anticipated reversal periods. Within an individual tax jurisdiction, current deferred taxes are generally offset and classified as a single amount and noncurrent deferred taxes are offset and classified as a single amount. As such, adjustments of 1.9 million Mexican pesos, 11.6 million Mexican pesos and 3.3 million Mexican pesos has been made to reclassify a portion of the deferred taxes to current deferred tax assets, long-term deferred tax assets and current deferred tax liabilities, respectively. Current deferred tax assets are included in prepaid expenses and other, long-term deferred tax assets are included in other assets, net and current deferred tax liabilities are included in other accrued expenses and liabilities in the U.S. GAAP pro forma balance sheet.

In addition, income tax (expense) benefit has been recorded on the U.S. GAAP pro forma adjustments to income at the statutory rate of 30 percent.

(d) Advance payments

Under IFRS, advance payments for the purchase of inventory and property, plant and equipment are presented in the balance sheet under each of their respective captions. Under U.S. GAAP, these advances to suppliers are shown in the balance sheet separately as short-term advance payments under prepaid expenses and other. As such, an adjustment to reclassify these advance payments from inventory and property, plant and equipment to prepaid expenses and other was made for 59.0 million and 48.6 million Mexican pesos, respectively.

4. Elimination adjustments

These adjustments are recorded to eliminate transactions between Crown, the Brewery Business and the Company. Eliminations include sales from the Brewery Business to Crown and other payments between the parties such as royalties, profit sharing and shared services. Refer to the adjustments below for more details:

(a) Sales

Historically the Brewery Business’ only indirect customer has been Crown and as a result those sales should be eliminated from the unaudited condensed combined consolidated pro forma financial statements. Total sales from Grupo Modelo to Crown were $1,273.6 million for the year ended December 31, 2012. The amount of sales and costs of product sold that related to the Brewery Business and were eliminated from the unaudited condensed combined consolidated pro forma financial statements for the year ended December 31, 2012 was $715.0 million.

The indirect inter-company sales between the Brewery Business and Crown would result in inter-company profit in Crown’s ending inventory balance. However, eliminating this inter-company profit in inventory is not required for the unaudited condensed combined consolidated pro forma financial statements as the adjustment would be entirely offset as a result of applying purchase accounting. Please refer to Note 5 for further discussion of the purchase accounting adjustments.

(b) Profit sharing

Crown has historically entered into a profit sharing methodology for certain Modelo Brands sold in the U.S. Pursuant to this methodology, Crown has agreed to share profit with Grupo Modelo dependent upon reaching certain market pricing above pricing benchmarks. The estimated profit sharing, net of certain expenses, was approximately $40.8 million for the year ended December 31, 2012. Of the total amount of profit sharing, $22.5 million relates to beer sales from the Brewery Business and as a result this amount has been eliminated from revenues and costs of product sold in the unaudited condensed combined consolidated pro forma financial statements.

(c) Royalties

Crown has historically paid to Grupo Modelo royalty fees in exchange for a sub-license agreement, whereby, Grupo Modelo granted Crown the exclusive sub-license to use certain Modelo Brands and trademarks within the U.S., the District of Columbia and Guam. Payments made by Crown to Grupo Modelo under the sub-license agreement amounted to approximately $170.3 million for the year ended December 31, 2012. Of the total amount of payments, $92.7 million relates to beer sales from the Brewery Business and as a result this amount has been eliminated from royalty income and costs of product sold in the unaudited condensed combined consolidated pro forma financial statements.

(d) Shared services

The Company has historically charged Crown for certain shared services including information technology, licensing, financial accounting, tax, administrative, legal and human resources. These charges were $6.7 million for the year ended December 31, 2012. This amount was not eliminated from the unaudited condensed combined consolidated pro forma financial statements as it naturally offsets in selling, general and administrative expenses.

(e) Receivables and payables

The receivables and payables between Crown, the Brewery Business and the Company, should be eliminated in the unaudited condensed combined consolidated pro forma balance sheet. As of December 31, 2012, $16.6 million receivables and payables between the three entities have been eliminated.

5. Pro forma adjustments

The following pro forma adjustments are included in the unaudited condensed combined consolidated pro forma financial statements:

(a) Sub-licensing agreement and profit sharing payments

The historical sub-licensing agreement and profit sharing payments have been eliminated as a part of the acquisition agreements. An adjustment has therefore been included in the unaudited condensed combined consolidated pro forma income statement to: (1) eliminate the remaining $77.6 million of the $170.3 million in total royalty payments made by Crown to Grupo Modelo for beer purchases from other Grupo Modelo breweries not forming a part of the transaction; and (2) eliminate the remaining $18.3 million of the $40.8 million in total profit sharing payments made by Crown to Grupo Modelo for beer purchases from other Grupo Modelo breweries.

(b) Brewery Business and Crown estimated purchase consideration

Estimated purchase consideration and the fair value of the Company’s previously held equity interest in Crown over the fair value of net identifiable assets and liabilities acquired is as follows:

(in millions)
Current assets	$531.0
Property, plant and equipment	655.1
Other assets	191.4
Intangible assets	26.3
Goodwill	5,978.0

Total assets acquired	7,381.8

Current liabilities	168.2
Long-term liabilities	65.6

Total liabilities assumed	233.8

Net assets acquired	7,148.0	(iii)
Less—fair value of previously owned 50.0% equity interest	(1,845.0)	(ii)

Net cash expected to be paid	$5,303.0	(i)

i.	The purchase price for the remaining 50% ownership interest in Crown is $1,845.0 million, and the aggregate purchase price for the capital stock of the Brewery Business, and the grant of the sub-license is approximately $2,900.0 million, subject to adjustment if the EBITDA of Grupo Modelo’s operations relating to the production profit on all sales of beer to Crown during 2012, as defined in the Stock Purchase Agreement and referred to below as the “2012 EBITDA”, is greater or less than $310.0 million. If the 2012 EBITDA is less than $310.0 million, the Company will be entitled to a purchase price refund equal to 9.3 times the amount by which the 2012 EBITDA is less than $310.0 million. If the 2012 EBITDA is greater than $310.0 million, the Company will be required to pay an additional purchase price equal to 9.3 times the amount by which the 2012 EBITDA is greater than $310.0 million; provided, the increased purchase price may not exceed a cap based on a 2012 EBITDA of $370.0 million. An adjustment of $558.0 million has been included in the initial purchase price allocation reflecting the maximum purchase price under the purchase agreement. The amount will be determined once the final calculation of the 2012 EBITDA is prepared.

ii.	The Company has historically accounted for its investment in Crown under the equity method. Accordingly, the results of operations of Crown are included in equity in earnings of equity method investees in the Company’s consolidated statements of operations. In addition, the equity method investment asset is carried in other assets on the Company’s consolidated balance sheet.

Based upon the Company’s acquisition of the remaining 50% interest in Crown and the resulting consolidation of the entire enterprise at estimated fair value, a gain of $1,711.7 million was recorded in equity in the unaudited condensed combined consolidated pro forma balance sheet due to the remeasurement of the Company’s previous equity investment in Crown. The adjustment was not reflected in the unaudited condensed combined consolidated pro forma income statement because it is a one-time, non-recurring gain.

Fair value of previously held equity interest	$1,845.0
Less: book value of previously held equity interest, net of tax	(133.3)

Gain on previously held equity interest	$1,711.7

The equity in earnings of equity method investees of $221.1 million for the year ended February 28, 2013 and the equity method investment asset of $169.3 million as of February 28, 2013 has been eliminated from the unaudited condensed combined consolidated pro forma financial statements. The deferred tax liability of approximately $36.0 million associated with the equity method investment in Crown was also reversed.

iii.	The unaudited condensed combined consolidated pro forma financial statements have been prepared using Crown’s and the Brewery Business’ financial statements and disclosures, without the benefit of inspection of the Brewery Business’ books and records. Therefore, except as noted below, the carrying value of assets and liabilities in the Brewery Business’ financial statements are considered to be a proxy for fair value of those assets and liabilities.

The fair value allocated to the newly acquired definite-lived intangible assets is as follows:

	Estimated Fair Value	Estimated Remaining Useful Life
Customer relationships	$22.8	25 years
Distribution agreement	3.5	4 years

Total	$26.3

A definite-lived intangible asset of $22.8 million consisting of the value assigned to Crown’s customer relationships, and another definite-lived intangible asset of $3.5 million consisting of the value assigned to Crown’s distribution agreements, have also been reflected. The amortization related to these intangible assets is reflected as a pro forma adjustment to the unaudited condensed combined consolidated pro forma income statement.

The preliminary fair value of the customer relationships was determined using the “cost method” and the distribution agreement intangible assets was determined using the “income method,” which utilizes financial forecasts of all expected future net cash flows.

The acquired customer relationship and distribution agreement intangible assets will result in the following approximate annual amortization expense in future periods:

2013	$1.8
2014	1.8
2015	1.8
2016	1.8
2017	0.9
Thereafter	18.2

Total	$26.3

Deferred income taxes were adjusted to account for the fair value adjustments associated with the Acquisitions. The analysis of the deferred income taxes was performed using the enacted tax rates of both the Company and the Brewery Business of 35 percent and 29 percent, respectively.

Goodwill in the amount of $5,978.0 million has also been recorded as part of the allocation of the estimated purchase consideration.

An adjustment was made to eliminate and replace Crown’s existing goodwill of $13.0 million with goodwill resulting from the Acquisitions and eliminate Crown’s existing intangible assets of $14.2 million.

A temporary supply agreement has also been negotiated as part of the acquisition agreements whereby Crown can purchase inventory from ABI under a specified pricing arrangement as determined in the agreement, for the required volume of beer needed to fulfill the U.S. demand in excess of the Brewery Business’ capacity until the Brewery Business acquires the necessary capacity to fulfill 100 percent of the U.S. demand. As this specified pricing arrangement is less than fair value, this supply contract has a preliminary estimated value of $280.5 million and recorded in the pro forma balance sheet with one-third in current assets as prepaid expense, and the remainder in other assets, net as noncurrent prepaid expense. This value is to be amortized to cost of product sold as inventory purchased from ABI is ultimately sold to Crown customers. No adjustment was made to the unaudited condensed combined consolidated pro forma income statement as the specified pricing in the supply contract combined with the amortization of the supply contract would approximate the historical product cost reported by Crown.

The preliminary fair value of the supply contract is based on the number of cases Crown purchased in 2012 from sources other than the Brewery Business and the per case pricing as determined by the acquisition agreements.

At this time there is insufficient information as to:

¡

the specific nature, age, condition and location of the Brewery Business’ property, plant and equipment to make a reasonable estimation of fair value or the corresponding adjustment to depreciation and amortization. For each $100 million fair value adjustment to property, plant and equipment, assuming a weighted-average useful life of 27 years, depreciation expense would change by approximately $3.7 million.

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the nature, condition and quantity of the Brewery Business’ inventory to make a reasonable estimate of fair value. The impact of any adjustment to inventory would be recognized to income during the initial quarter following the Acquisitions.

Following completion of the offer, the Company anticipates that the acquisition cost allocation may differ materially from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities including additional or reduced allocations to inventory, property, plant and equipment, brand names, customer relationships, the supply contract, etc. will have a significant impact on residual goodwill and future earnings.

(c) Debt, interest and deferred financing costs

To reflect the debt-free, cash-free terms of the Purchase Agreement, adjustments have been recorded to reflect the extinguishment of the Brewery Business’ debt and cash of $227.8 million and $20.8 million, respectively, and to eliminate the Brewery Business’ historical interest expense of $15.6 million.

The unaudited condensed combined consolidated pro forma financial statements were prepared based on either committed or syndicated sources of financing as of April 30, 2013 as follows:

•	the $1,550 million net proceeds from the sale of Senior Notes due 2021 and Senior Notes due 2023 in this offering with a blended fixed rate of 4.25%;

•	$1,065 million in incremental European term loans with a variable rate of 2.50% contemplated under a proposed second amendment and restatement of the Company’s senior credit facility;

•	$675 million in incremental U.S. term loans with a variable rate of 2.22% contemplated under the proposed second amendment and restatement of the Company’s senior credit facility;

•	$125 million in proceeds from borrowings under the Company’s accounts receivable securitization facility with a variable rate of 1.22%;

•	$650 million in borrowings under the Company’s revolving facility under a proposed second amendment and restatement of its senior credit facility with a variable rate of 2.22%; and

•	$435 million in borrowings under the Company’s amended and restated bridge facility with a variable rate of 5.72%.

The Company currently expects the new $675.0 million U.S. term loan to mature in 2018, amortize in annual amounts of 5% to 10% prior to maturity, and bear interest, at the Company’s option, at a rate equal to (i) LIBOR plus a margin which will initially be 2.00%, or (ii) the base rate plus a margin which will initially be 1.00%, which margins would be subject to change based on the Company’s debt ratio. Of the $1.5 billion term loan facilities to the Company’s newly formed Luxembourg subsidiary of which $1,065 million is committed as of the date of this prospectus, the Company expects (a) $500.0 million of such facilities to mature in 2018, amortize in annual amounts of 5% to 10% prior to maturity, and bear interest, at the Luxembourg subsidiary’s option, at a rate equal to (x) LIBOR plus a margin which will initially be 2.00%, or (y) the base rate plus a margin which will initially be 1.00%, which margins would be subject to change based on the Company’s debt ratio, and (b) $1.0 billion of such facilities to mature in 2020, amortize in annual amounts of 1% prior to maturity, and bear interest at a rate equal to LIBOR, subject to a minimum rate of 0.75%, plus a margin of 2.0% (declining to 1.75% if the Company’s debt ratio is less than 4.25:1.0) or, at the Luxembourg subsidiary’s option, a base rate alternative. The Company currently expects the definitions of LIBOR and base rate and the manner in which the Company’s debt ratio is calculated to be substantively identical to those concepts in its 2012 Credit Agreement. There can be no assurance that the Company will enter into an amendment and restatement of its senior credit facility on the terms described above or at all.

To provide assurance of financing to fund the Acquisitions in the event the anticipated sources of funds for the Acquisitions are unavailable for any reason, the Company has entered into a second amended and restated interim loan agreement, which is referred to below as the “Bridge Facility”, with affiliates of the underwriters. The Bridge Facility provides for aggregate credit facilities of $4,375 million. These loans may be borrowed, if at all, only in connection with the closing of the Acquisitions. The Company does not expect to borrow under the

Bridge Facility as it expects to have anticipated permanent financing and available cash resources in place at closing. At closing, borrowing under the incremental European term loan versus the amended and restated bridge facility would result in a decrease of interest expense of $12.9 million. A 1/8% increase or decrease in the interest rate associated with the anticipated permanent financing would impact interest expense by $0.5 million.

Adjustments have been made to the condensed combined consolidated pro forma financial statements to reflect the above financing as follows:

•

An adjustment was made to the pro forma balance sheet to reflect financing costs of $42.4 million for the financing arrangements described above. At this time, as there is insufficient information to calculate the amortization of the deferred financing costs using the effective interest rate method, the Company has used straight-line amortization of these costs to interest expense.

•	An adjustment to recognize a short-term payable of $558 million related to the 2012 EBITDA adjustment, which will be due within 12 months of closing.

•

An adjustment of $148.5 million was made to record additional interest and amortization of deferred financing costs to interest expense for the year ended February 28, 2013. Interest expense was estimated for the period using the interest rates noted above. A 1/8% increase or decrease on the new acquisition variable rate debt and accounts receivable securitization facility interest rate would impact the pro forma income statement by $3.7 million.

•	A 1/8% increase or decrease in the interest rate associated with the Senior Notes offering would impact the interest expense by $1.9 million.

(d) Taxes

Adjustments to current income taxes have been recorded at the Company’s statutory rate of 35 percent and 30 percent for the Brewery Business. Crown’s income is taxed at the partner level. As a result, a pro forma adjustment has been recognized to tax affect all of Crown’s income using the Company’s statutory rate and the reversal of the tax expense recognized on the Company’s equity in earnings of investee in Crown that was eliminated.

(e) Stockholders’ equity

To reflect the consolidation of Crown and the Brewery Business, Crown’s and the Brewery Business’ historical stockholders’ equity has been eliminated in the unaudited condensed combined consolidated pro forma financial statements.

DESCRIPTION OF THE NOTES AND THE GUARANTEES

The following discussion of the terms of the notes supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus and identifies any general terms and provisions described in the accompanying prospectus that will not apply to the notes.

Unless the context requires otherwise, references in this section to “we,” “us,” “our” and the “Company” refer to Constellation Brands, Inc. only and not to its subsidiaries. Unless otherwise defined herein, capitalized terms used in the description below have the definitions given to them under “Certain Definitions” below.

General

The notes will be issued under an indenture and separate supplemental indentures thereto (together, the “indenture”), among us, Manufacturers and Traders Trust Company, and the guarantors named therein. You should read the accompanying prospectus for a general discussion of the terms and provisions of the indenture.

The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue thereunder and provides that notes, debentures or other evidences of indebtedness may be issued from time to time thereunder in one or more series. We are initially offering the 2021 notes in the principal amount of $             and we are initially offering the 2023 notes in the principal amount of $            .  Each of the 2021 notes and the 2023 notes are sometimes referred to herein as a “series” of notes. At any time following the consummation of the Acquisitions, we may, without the consent of the holders, issue additional notes (which are referred to as such below) of either or both series and thereby increase that principal amount in the future, on the same terms and conditions and with the same respective CUSIP numbers as the notes we offer by this prospectus supplement.

The 2021 notes will mature on                     , 2021 and will bear interest at a rate of         % per year. The 2023 notes will mature on                     , 2023 and will bear interest at a rate of         % per year. Interest on the notes will accrue from                     , 2013 or from the most recent interest payment date to which interest has been paid or duly provided for. We will pay interest on the notes semi-annually on and                      of each year, beginning                     , 2013. In each case, we:

•	will pay interest to the person in whose name a note is registered at the close of business on the or preceding the interest payment date;

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

If any interest payment date or maturity or redemption date falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable from and after such interest payment date or maturity or redemption date, as the case may be, to such next business day. “Business day” means any day that is not a day on which banking institutions in The City of New York are authorized or required by law or by executive order issued by a governmental authority or agency regulating such banking institutions, to close.

We will issue the notes only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Escrow of Proceeds; Release Conditions

This offering will be consummated prior to the consummation of the Acquisitions. Concurrently with the closing of this offering, we will enter into an escrow agreement (the “Escrow Agreement”) with the trustee and

Manufacturers and Traders Trust Company, as escrow agent (in such capacity, the “Escrow Agent”). Pursuant to the Escrow Agreement, we will deposit an amount of cash equal to the aggregate public offering price of the notes with the Escrow Agent (collectively, with any other property from time to time held by the Escrow Agent, the “Escrowed Property”), for deposit into the Escrow Account. We will not prefund interest or original issue discount that may accrete on the notes during the pendency of the Escrow Agreement. We will grant the trustee, for the benefit of the holders of the notes, a security interest in the Escrow Account and the Escrowed Property to secure our obligations under the notes pending disbursement as described below. The Escrowed Property will be required to be invested in cash or certain U.S. dollar denominated short term investments pursuant to the Escrow Agreement.

In order to cause the Escrow Agent to release the Escrowed Property to us (the “Release”), we must deliver to the Escrow Agent and the trustee an officer’s certificate certifying that the closing of the Acquisitions is expected to occur in accordance with the terms of the Purchase Agreements (and without any amendment, waiver or modification thereof that is materially adverse to the holders of the notes) within five business days following the date of such officer’s certificate and we have received or waived the notice contemplated by the Crown Purchase Agreement of the anticipated closing date of the acquisition of Grupo Modelo by ABI. In the event that the Acquisitions are not actually consummated within seven business days following a Release, we will be required to redeposit all Escrowed Property with the Escrow Agent (subject to our right to cause a subsequent Release in accordance with the foregoing requirements).

Subsidiary Guarantees

Our obligations under the indenture and the notes, including the payment of principal of, and premium, if any, and interest on, the notes, will be fully and unconditionally guaranteed by the subsidiaries that are guarantors under our senior credit facility, provided that the guarantee of a subsidiary guarantor will be released to the extent such subsidiary guarantor is released as a guarantor under our senior credit facility or the facility (or a successor thereto) is amended, refinanced, extended, substituted, replaced or renewed without such subsidiary guarantor being a guarantor of the indebtedness thereunder, or if our senior credit facility is otherwise terminated or the requirements for legal or covenant defeasance or to discharge the indenture have been met.

The subsidiary guarantors’ guarantees will be joint and several obligations.

The guarantees will be senior unsecured obligations of each subsidiary guarantor and will rank equally with all of the other senior unsecured obligations of the subsidiary guarantor. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors. The obligations of each subsidiary guarantor under its guarantee will provide that it be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

If a guarantee were rendered voidable, it could be subordinated by a court to all other liabilities and obligations (including guarantees and other contingent liabilities) of the applicable subsidiary guarantor, and depending on the amount of such liabilities and obligations, a subsidiary guarantor’s liability on its guarantee could be reduced to zero.

The indenture will not contain any restrictions on the ability of any subsidiary guarantor to (i) pay dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of that subsidiary guarantor’s ownership interests, (ii) make any payment of principal, premium, if any, or interest on or repay, repurchase or redeem any debt securities of that subsidiary guarantor or (iii) consolidate with, merge with or into, or transfer all or substantially all of its assets to another person or entity. If a subsidiary guarantor is merged or consolidated with or into another person that is the surviving company in that merger or consolidation and (a) the surviving company becomes a guarantor under our senior credit facility, then the indenture will require that the surviving company expressly assume the obligations of the subsidiary guarantor under its guarantee or (b) the surviving company is not a guarantor under our senior credit facility and we deliver an officer’s certificate to the trustee to that effect, then the surviving company will be released from any obligations under the guarantee of the subsidiary which was so merged or consolidated.

Ranking

Except as described above under “—Escrow of Proceeds; Release Conditions,” the notes of each series will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness and will be effectively subordinated to the indebtedness outstanding under our senior credit facility from time to time and any other secured debt we may incur. The notes of each series will be fully and unconditionally guaranteed on a senior basis, jointly and severally, by the subsidiaries that are guarantors under our senior credit facility, subject to the release provisions described above. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors to the extent of the value of the assets securing such debt. These subsidiary guarantors also guarantee our obligations under our senior credit facility. Our senior credit facility is currently secured by a pledge of the ownership interests of certain of our subsidiaries and by certain intercompany debt subject to certain tax exclusions. The notes will also be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.

We are a holding company and conduct almost all of our operations through our subsidiaries. Consequently, our ability to pay our obligations, including our obligation to pay interest on the notes and to repay the principal amount of the notes at maturity, upon redemption, upon acceleration or otherwise will depend upon our subsidiaries’ earnings and advances or loans made by them to us (and potentially dividends or distributions made by them to us). Our subsidiaries are separate and distinct legal entities and, except for the subsidiary guarantors’ obligations under the subsidiary guarantees, have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make funds available to us to do so. Our subsidiaries’ ability to make advances or loans to us or to pay dividends or make other distributions to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions, if any. The indenture will not limit our subsidiaries’ ability to enter into other agreements that prohibit or restrict dividends or other payments or advances to us. Except with respect to the covenants described below under “—Limitation upon Liens” and “—Limitation on Sale and Leaseback Transactions,” the indenture does not restrict or limit the ability of any subsidiary to incur, create, assume or guarantee indebtedness or encumber its assets or properties. As of February 28, 2013, as adjusted to give effect to the issuance of the notes and the incurrence of additional senior secured financing in the aggregate amount of approximately $2.8 billion in connection with the Acquisitions, we would have had approximately (i) $7.8 billion aggregate principal amount of senior indebtedness outstanding, of which approximately $3.6 billion was secured (excluding the security interest in the proceeds of the sale of the notes held in escrow) and (ii) $186 million of unused commitments (taking into account issued and outstanding revolving letters of credit of approximately $15 million and after giving effect to $650 million of assumed borrowings under our revolving facility to fund a portion of the Acquisitions) under our revolving credit facility.

Special Mandatory Redemption

If (i) on December 30, 2013 (the “Outside Date”) the Acquisitions have not been consummated or (ii) at any time prior to the consummation of the Acquisitions and the Outside Date, we, in our sole discretion, determine that the Acquisitions will not be completed without any amendment, modification or waiver of the Purchase Agreements that is materially adverse to the holders of the notes, and we deliver an officer’s certificate to the Escrow Agent directing the Escrow Agent to release all of the Escrowed Property to the paying agent, then the escrow shall terminate on such date (the “Escrow Termination Date”). On the third Business Day following the Escrow Termination Date (the “Special Mandatory Redemption Date”), the Escrow Agent shall distribute all Escrowed Property to the paying agent and we will be required to fund any additional amounts to the trustee necessary to fund the redemption described below. The trustee shall apply the amounts so received pursuant to the previous sentence to redeem all outstanding notes of each series at a redemption price equal to the public offering price of the notes of such series as set forth on the cover page of this prospectus supplement, plus accrued and unpaid interest and, if applicable, accretion of any original issue discount on the notes (calculated assuming such original issue discount is amortized over the full term of the notes and compounded on each interest payment date), if any, to, but excluding, the Special Mandatory Redemption Date. The trustee will pay to us any Escrowed Property, if any, remaining after redemption of the notes and payment of its fees and expenses.

Optional Redemption

We may redeem the notes of each series in whole or in part at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Rabo Securities USA, Inc., Barclays Capital Inc. or Wells Fargo Securities, LLC and their successors, or, if Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Rabo Securities USA, Inc., Barclays Capital Inc. or Wells Fargo Securities, LLC are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing selected by us and appointed by the trustee after consultation with and upon the instruction of us.

“Reference Treasury Dealer” means any of (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Rabo Securities USA, Inc., Barclays Capital Inc. or Wells Fargo Securities, LLC, or their successors; provided, however, that if Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Rabo Securities USA, Inc., Barclays Capital Inc. or Wells Fargo Securities, LLC shall cease to be a primary U.S. Government securities dealer in New York City, which we refer to as a “Primary Treasury

Dealer,” we will substitute another Primary Treasury Dealer and (2) any one other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Holders of notes to be redeemed in an optional redemption will be sent a redemption notice by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes of a series are to be redeemed, the trustee will select, not more than 60 days and not less than 30 days before the redemption date, the particular notes or portions of the notes for redemption from the outstanding notes of the applicable series not previously called by lot. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Repurchase at the Option of Holders Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes (except that no note will be purchased in part if the remaining principal amount of such note would be less than $2,000) pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, we will:

(a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b) send, by first-class mail, with a copy to the trustee, to each holder of notes, at such holder’s address appearing in the security register, a notice stating:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control” and that all notes timely tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the repurchase date, which will be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control (including information with respect to our pro forma consolidated historical income, cash flow and capitalization after giving effect to the Change of Control); and

(4) the procedures that holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture or the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the indenture or the notes by virtue of this compliance.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of our property. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we and our subsidiaries, considered as a whole, dispose of less than all of our property by any of the means described above, the ability of a holder of notes to require us to repurchase its notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

Sinking Fund

The notes will not have the benefit of any sinking fund.

Reports to the Trustee

We are required to provide the trustee with an officers’ certificate each fiscal year stating that we reviewed our activities during the preceding fiscal year and that, after reasonable investigation and inquiry by the certifying officers, we are in compliance with the requirements of the indenture and that no default exists or, if we know of a default, we must identify it.

Limitation Upon Liens

The indenture provides that, so long as any of the notes of a series remain outstanding, we will not and will not permit any Subsidiary to issue, assume or guarantee any Funded Debt that is secured by a mortgage, pledge, security interest or other lien or encumbrance (a “lien”) upon or with respect to any Principal Property or on the Capital Stock of any Subsidiary that owns a Principal Property unless:

•	we secure the notes of such series equally and ratably with (or prior to) any and all Funded Debt secured by that lien, or

•

in the case of Funded Debt other than Capital Markets Debt, immediately after giving effect to the granting of any such lien and the incurrence of any Funded Debt in connection therewith, the Company’s Consolidated Fixed Charge Coverage Ratio would be greater than 2.0 to 1.0.

The above limitations will not apply to some types of permitted liens. These permitted liens include:

•	liens existing as of the date of the issuance of the notes (excluding liens securing our senior credit facility);

•

liens securing our senior credit facility in an amount not to exceed the maximum amount permitted to be outstanding under our existing senior credit facility (including the incremental facilities contemplated thereunder);

•	liens on property or assets of, or any shares of stock securing Funded Debt of, any corporation or other Person existing at the time such corporation or other Person becomes a Subsidiary;

•

liens on property, assets or shares of stock securing Funded Debt existing at the time of an acquisition, including an acquisition through merger or consolidation, and liens to secure Funded Debt incurred prior to, at the time of or within 180 days after the later of the completion of the acquisition, or the completion of the construction and commencement of the operation of any such property, for the purpose of financing all or any part of the purchase price or construction cost of that property;

•	liens to secure specified types of development, operation, construction, alteration, repair or improvement costs;

•	liens in favor of, or which secure Funded Debt owing to, the Company or a Subsidiary;

•	liens in connection with government contracts, including the assignment of moneys due or to come due on those contracts;

•	certain types of liens in connection with legal proceedings;

•	certain types of liens arising in the ordinary course of business and not in connection with the borrowing of money such as mechanics’, materialmen’s, carriers’ or other similar liens;

•	liens on property securing obligations issued by a domestic governmental issuer to finance the cost of an acquisition or construction of that property; and

•

extensions, substitutions, replacements, refinancings or renewals (or successive extensions, substitutions, replacements, refinancings or renewals), in whole or in part, of the foregoing or of Funded Debt secured in reliance on the second bullet point under the first paragraph above, in each case, if the principal amount of the Funded Debt secured thereby is not increased and is not secured by any additional assets.

Limitation on Sale and Leaseback Transactions

The indenture provides that, so long as any of the notes remain outstanding, neither we nor any Subsidiary may enter into any arrangement with any Person (other than ourselves or any Subsidiary) where we or a Subsidiary agree to lease any Principal Property which has been or is to be sold or transferred more than 120 days after the later of (i) such Principal Property having been acquired by us or a Subsidiary and (ii) completion of construction and commencement of full operation thereof, by us or a Subsidiary to that person (a “Sale and Leaseback Transaction”). Sale and Leaseback Transactions with respect to facilities financed with specified tax exempt securities are excepted from the definition. This covenant does not apply to leases of a Principal Property for a term of less than three years.

This limitation also does not apply to any Sale and Leaseback Transaction if:

•	the net proceeds to the Company or a Subsidiary from the sale or transfer equal or exceed the fair value, as determined by our Board of Directors, of the Principal Property so leased,

•	immediately after giving effect to such Sale and Leaseback Transaction, the Company’s Consolidated Fixed Charge Coverage Ratio would be greater than 2.0 to 1.0, or

•

we, within 120 days after the effective date of the Sale and Leaseback Transaction, apply an amount equal to the fair value as determined by the Company’s Board of Directors of the Principal Property so leased to:

•	the prepayment or retirement of our Funded Debt, which may include the notes; or

•	the acquisition of additional real property.

Events of Default

The events of default applicable to the notes of each series will consist of the following:

•	failure to pay the principal of, or premium, if any, on any of the notes of such series when due and payable (whether at maturity, by call for redemption, by declaration of acceleration or otherwise);

•	failure to make a payment of any interest on any note of such series when due and payable, which failure shall have continued for a period of 30 days;

•

our, or any subsidiary guarantor’s, failure to perform or observe any other covenants or agreements in the indenture, with respect to the notes of such series or in the notes of such series which failure shall have continued for a period of at least 90 days after written notice to us or the guarantors, as the case may be, by the trustee or to us and the trustee from the holders of not less than 25% of the aggregate principal amount of the then outstanding notes of such series provided, that, notwithstanding the foregoing, in no event shall an event of default with respect to any failure by us to comply with the reporting provisions of the indenture or any failure by us to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act (which relates to the provision of reports) be deemed to have occurred unless (x) such report is past due hereunder by at least 180 days and (y) such failure to comply has not been cured or waived prior to the 90th day after written notice to us by the trustee or to us and the trustee from the holders of not less than 25% of the aggregate principal amount of the then outstanding notes of such series;

•

failure to make any payment after the maturity of any indebtedness of ours with an aggregate principal amount in excess of $100.0 million or the acceleration of indebtedness of ours with an aggregate principal amount in excess of $100.0 million as a result of a default with respect to such indebtedness, and such indebtedness, in either case, is not discharged or such acceleration is not cured, waived, rescinded or annulled within a period of 30 days after we receive written notice;

•	certain events of bankruptcy, insolvency or reorganization of us; or

•

any guarantee of the notes of such series of a subsidiary guarantor that is a significant subsidiary shall for any reason cease to be, or be asserted in writing by any subsidiary guarantor thereof or us not to be, in full force and effect, and enforceable in accordance with its terms except as provided in the indenture.

Modification of the Indenture

The indenture contains provisions permitting us, the subsidiary guarantors and the trustee to amend or supplement the indenture with respect to the notes of either series or the notes of such series with the consent of the holders of a majority in principal amount of the notes of such series then outstanding. If any additional notes of either series are issued under the indenture, such notes would constitute part of the same “series” of debt securities as the respective notes offered hereby and would be included in determining whether the holders of the requisite percentage of notes of such series had provided any instruction or consented to any amendment. However, any debt securities (other than additional notes) that may be issued under the indenture will not vote together with the notes of either series and any additional notes of such series that we issue. In any event, no amendment or supplement may, among other things, (a) extend the final maturity of any note, or reduce the rate or extend the time of payment of any interest on any note, or reduce the principal amount of any note, premium on any note, or reduce any amount payable upon any redemption of any note, or (b) reduce the percentage of principal amount of the notes of a series that is required to approve an amendment or supplement to the indenture in each case, without the consent of the holder of each note so affected.

Legal Defeasance

We may be discharged from any and all obligations in respect of the notes of a series (except for certain obligations to register the transfer or exchange of such notes, to replace stolen, destroyed, lost or mutilated notes of such series, to maintain paying agencies, to compensate and indemnify the trustee and to furnish the trustee with the names and addresses of holders of notes of such series), which we refer to as “defeasance,” if:

•

we irrevocably deposit with the trustee, in trust, cash and/or securities of the United States government, or securities of agencies of the United States government backed by the full faith and credit of the United States government, in an amount certified by a nationally recognized firm of independent public accountants to be sufficient to pay the principal of and interest on the notes of such series on the applicable due dates for those payments in accordance with the terms of such notes;

•

we deliver to the trustee either (i) an opinion of counsel, based on a ruling of the United States Internal Revenue Service (unless there has been a change in the applicable United States federal income tax law), to the effect that the holders of the notes of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the defeasance had not occurred or (ii) a ruling of the United States Internal Revenue Service directed to the trustee to the same effect as set forth in clause (i) above;

•

immediately after giving effect to the deposit specified in the first bullet point, on a pro forma basis, no event of default with respect to the notes of such series shall have occurred and be continuing on the date of deposit or, with respect to defaults occurring upon certain events of bankruptcy, insolvency or reorganization relating to us, at any time during the period ending on the 91st day after the date of the deposit; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel each stating that we have complied with all of the above requirements.

Defeasance of Certain Obligations

We may omit to comply with certain covenants with respect to the notes of a series, and any such omission will not constitute an event of default with respect to the notes, which we refer to as “covenant defeasance,” if:

•

we irrevocably deposit with the trustee, in trust, cash and/or securities of the United States government, or securities of agencies of the United States government backed by the full faith and credit of the United States government, in an amount certified by a nationally recognized firm of independent public accountants to be sufficient to pay the principal of and interest on the notes of such series on the applicable due dates for those payments in accordance with the terms of such notes;

•

we deliver to the trustee an opinion of counsel to the effect that the holders of the notes of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•

immediately after giving effect to the deposit specified in the first bullet point, on a pro forma basis, no event of default with respect to the notes of such series shall have occurred and be continuing on the date of the deposit or, with respect to defaults occurring upon certain events of bankruptcy, insolvency or reorganization relating to us, at any time during the period ending on the 91st day after the date of the deposit;

•

if the notes of such series are then listed on a national securities exchange, we deliver to the trustee an opinion of counsel to the effect that the notes of such series will not be delisted as a result of such covenant defeasance; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel each stating that we have complied with all of the above requirements.

If we exercise our option to effect a defeasance or covenant defeasance with respect to the notes of a series, as described above, and the trustee or paying agent is unable to apply any money or securities that we have deposited because of any legal proceeding or any order or judgment of any court or governmental authority, in each case our obligations under the indenture with respect to such series of notes and the notes of such series will be revived and reinstated.

Certain Definitions

The terms set forth below are defined in the indenture as follows:

“Board of Directors” means our board of directors, the executive committee of our board of directors, any other duly authorized committee of our board of directors, or any of our officers duly authorized by our board of directors or by any duly authorized committee of our board of directors to act under the indenture.

“Capital Lease Obligation” means any obligations of us and our Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

“Capital Markets Debt” means any debt securities or debt financing issued pursuant to an indenture, notes purchase agreement or similar financing arrangement (but excluding any credit agreement) whether offered pursuant to a registration statement under the Securities Act or under an exemption from the registration requirements of the Securities Act.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in the equity of such Person, including, without limitation, all common stock and preferred stock.

“Change of Control” means the occurrence of any of the following events: (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the voting power of our total outstanding Voting Stock voting as one class, provided that the Permitted Holders “beneficially own” (as so defined) a percentage of Voting Stock having a lesser percentage of the voting power than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our Board of Directors; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted our Board of Directors (together with any new directors whose election to such Board or whose nomination for election by the shareholders was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board of Directors then in office; (iii) we consolidate with or merge with or into any Person or convey, transfer or lease all or substantially all of our assets to any Person, or any corporation consolidates with or merges into or with us, in any such event pursuant to a transaction in which our outstanding Voting Stock is changed into or exchanged for cash, securities or other property, other than any such transaction where our outstanding Voting Stock is not changed or exchanged at all (except to the extent necessary to reflect a change in our jurisdiction of incorporation) or where (A) our outstanding Voting Stock is changed into or exchanged for (x) Voting Stock of the surviving corporation or (y) cash, securities and other property (other than Capital Stock of the surviving corporation) and (B) no “person” or “group” other than Permitted Holders owns immediately after such transaction, directly or indirectly, more than the greater of (1) 35% of the voting power of the total outstanding Voting Stock of the surviving corporation voting as one class and (2) the percentage of such voting power of the surviving corporation held, directly or indirectly, by Permitted Holders immediately after such transaction; or (iv) we are liquidated or dissolved or adopt a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under “—Consolidation, Merger, Sale or Conveyance.”

“Consolidated Fixed Charge Coverage Ratio” of us means, for any period, the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income (Loss) in each case, for such period, of us and our Subsidiaries on a Consolidated basis, all determined in accordance with GAAP and on a pro forma basis for any acquisition or disposition of a Subsidiary or line of business following the first day of such period and on or prior to the date of determination as if all such acquisitions and dispositions had occurred on the first day of such period to (b) the sum of Consolidated Interest Expense for such period and cash dividends paid on any of our preferred stock and that of our Subsidiaries during such period; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Funded Debt shall be computed on a pro forma basis for any incurrence or repayment of Funded Debt (other than Funded Debt under a revolving credit facility) following the first day of the applicable period and on or prior to the date of determination as if such incurrence or repayment had occurred on the first day of such period and Funded Debt (A) bearing a floating interest rate, shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at our option, a fixed or floating rate of interest, shall be computed by applying at our option, either the fixed or floating rate and (ii) in making such computation, the Consolidated Interest Expense of the Company attributable to interest on any Funded Debt under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Funded Debt during the applicable period.

“Consolidated Income Tax Expense” means for any period, as applied to us, the provision for federal, state, local and foreign income taxes of us and our Subsidiaries for such period as determined in accordance with GAAP on a Consolidated basis.

“Consolidated Interest Expense” of us means, without duplication, for any period, the sum of (a) our interest expense and that of our Subsidiaries for such period, on a Consolidated basis, including, without limitation, (i) amortization of debt discount, (ii) the net cost under interest rate contracts (including amortization of discounts), (iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (b) (i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by us and our Subsidiaries during such period and (ii) all our capitalized interest and that of our Subsidiaries, in each case as determined in accordance with GAAP on a Consolidated basis. Whenever pro forma effect is to be given to an acquisition or disposition of assets for the purpose of calculating the Consolidated Fixed Charge Coverage Ratio, the amount of Consolidated Interest Expense associated with any Funded Debt incurred in connection with such acquisition or disposition of assets shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, as in effect on the date of such calculation.

“Consolidated Net Income (Loss)” of us means, for any period, the Consolidated net income (or loss) of us and our Subsidiaries for such period as determined in accordance with GAAP on a Consolidated basis, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication: (i) all extraordinary gains or losses (less all fees and expenses relating thereto); (ii) the portion of net income (or loss) of us and our Subsidiaries allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by us or one of our Subsidiaries; (iii) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan; (iv) net gains (but not losses) (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business; or (v) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Subsidiary or its stockholders. Whenever pro forma effect is to be given to an acquisition or disposition of assets for the purpose of calculating the Consolidated Fixed Charge Coverage Ratio, the amount of income or earnings related to such assets shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, as in effect on the date of such calculation.

“Consolidated Net Tangible Assets” means the aggregate amount of assets, reduced by applicable reserves and other properly deductible items, after deducting

•	all current liabilities, excluding the current portion of any Funded Debt and any other current liabilities constituting Funded Debt because it is extendible or renewable, and

•

all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles, all as set forth on our books and records and those of our Subsidiaries and computed in accordance with GAAP.

“Consolidated Non-cash Charges” of us means, for any period, the aggregate depreciation, amortization and other non-cash charges of us and our Subsidiaries for such period, as determined in accordance with GAAP on a Consolidated basis (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

“Consolidation” means, with respect to any Person, the consolidation of the accounts of such Person and each of its Subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term “Consolidated” shall have a similar meaning.

“Funded Debt” means all indebtedness for the repayment of money borrowed, whether or not evidenced by a bond, debenture, note or similar instrument or agreement, having a final maturity of more than 12 months after the date of its creation or having a final maturity of less than 12 months after the date of its creation but by its terms being renewable or extendible beyond 12 months after such date at the option of the borrower. When determining “Funded Debt,” indebtedness will not be included if, on or prior to the final maturity of that indebtedness, we have deposited the necessary funds for the payment, redemption or satisfaction of that indebtedness in trust with the proper depositary.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the issuance of the notes. At any time after the date of issuance of the notes, we may elect to apply International Financial Reporting Standards (“IFRS”) accounting principles, consistently applied, as in effect at the time of such election, in lieu of GAAP and, from and after any such election, references herein to GAAP shall thereafter be construed to mean IFRS; provided that any such election, once made, shall be irrevocable; provided, further that any calculation or determination under the indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to our election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. We must give notice of any election made in accordance with this definition to the Trustee and the holders of each series of notes.

“Permitted Holders” means (a) Marilyn Sands, her descendants (whether by blood or adoption), her descendants’ spouses, her siblings, the descendants of her siblings (whether by blood or adoption), Hudson Ansley, Lindsay Caleo, William Caleo, Courtney Winslow, or Andrew Stern, or the estate of any of the foregoing Persons, or The Sands Family Foundation, Inc., (b) trusts which are for the benefit of any combination of the Persons described in clause (a), or any trust for the benefit of any such trust, or (c) partnerships, limited liability companies or any other entities which are controlled by any combination of the Persons described in clause (a), the estate of any such Persons, a trust referred to in the foregoing clause (b), or an entity that satisfies the conditions of this clause (c).

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, any other company or entity or government or any agency or political subdivision thereof.

“Principal Property” means, as of any date, any building, structure or other facility, together with the land upon which it is erected and any fixtures which are a part of the building, structure or other facility, used primarily for manufacturing, processing or production, in each case located in the United States, and owned or leased or to be owned or leased by us or any Subsidiary, and in each case the net book value of which as of that date exceeds 2% of our Consolidated Net Tangible Assets as shown on the consolidated balance sheet contained in our latest filing with the Securities and Exchange Commission, other than any such land, building, structure or other facility or portion thereof which is a pollution control facility, or which, in the opinion of our Board of Directors, is not of material importance to the total business conducted by us and our Subsidiaries, considered as one enterprise.

“Property” means any asset, revenue or any other property, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any Person a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

Global Notes; Book-Entry System

Global Notes

The notes of each series will be issued initially in book-entry form and will be represented by one or more global notes in fully registered form without interest coupons which will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. If, however, the aggregate principal amount of any series exceeds $500.0 million, one certificate will be issued with respect to each $500.0 million of principal amount of such series, and an additional certificate will be issued with respect to any remaining principal amount of such series. The deposit of Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. Direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated notes except in the limited circumstances described below.

All interests in the global notes will be subject to the rules and procedures of DTC.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we nor the underwriters takes any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of securities certificates. DTC’s participants include securities brokers and dealers (including one or more of the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to collectively as the “indirect participants,” that clear through or maintain a custodial relationship with a participant either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with participants or indirect participants.

We expect that, pursuant to procedures established by DTC:

•

upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the underwriters with an interest in the global note; and

•

ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership of beneficial interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders of the notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Owners of beneficial interests in a global note will not receive written confirmation from DTC of their purchase. Owners of beneficial interests in a global note are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the owner of beneficial interests in a global note entered into the transaction. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments with respect to the principal of and interest on a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the indenture. Under the terms of the indenture, we and the trustee shall treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to holders owning beneficial interests in a global note will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and its book-entry system from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global note, and we have not appointed a successor depository within 90 days of that notice;

•	we decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository); or

•	an event of default has occurred and is continuing and DTC so requests.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued in certificated form.

Information Concerning the Trustee

Manufacturers and Traders Trust Company is the trustee under the indenture and will be the escrow agent under the Escrow Agreement. From time to time, we borrow from, maintain deposit accounts with and conduct other transactions with Manufacturers and Traders Trust Company and its affiliates in the ordinary course of business. In particular, Manufacturers and Traders Trust Company is currently a lender under our senior credit facility. Manufacturers and Traders Trust Company is also the trustee with respect to our outstanding 6.000% senior notes due 2022. Manufacturers and Traders Trust Company is a lender under a credit facility with a Sands family investment vehicle that, because of its relationship with members of the Sands family, is an affiliate of the Company. Such credit facility is secured by pledges of shares of our class B common stock and personal guarantees of certain members of the Sands family, including Richard Sands and Robert Sands.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes and is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. The discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, regulated investment companies, dealers in securities, tax-exempt organizations, U.S. expatriates, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, persons subject to alternative minimum tax or taxpayers holding the notes through a partnership or similar pass-through entity or as part of a “straddle,” “hedge” or “conversion transaction”). Moreover, the effect of any applicable state, local or foreign tax laws and other U.S. federal tax laws (such as estate and gift tax and Medicare contribution tax laws) is not discussed.

This discussion assumes that the notes are held as capital assets (as defined in Section 1221 of the Code) by the holders thereof. The discussion is limited to the U.S. federal income tax consequences to holders acquiring notes at original issue for cash at their “issue price” (i.e., the first price at which a substantial amount of the notes is sold to the public for cash other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership considering an investment in the notes, you are urged to consult your own tax advisor.

PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES.

U.S. Holders

For purposes of the following discussion, the term “U.S. Holder” means a beneficial owner of a note who or which is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

Interest on Notes

Interest on the notes generally will be included in income by a U.S. Holder as ordinary interest income when received or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between:

•

the amount of cash plus the fair market value of any property received (except to the extent that amounts received are attributable to accrued but unpaid interest, which would be taxed as ordinary income to the extent not previously included in income); and

•	the U.S. Holder’s adjusted tax basis in the note, which will generally equal the price paid for the note.

Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year at the time of disposition. For certain non-corporate U.S. holders, net long term capital gains are generally subject to tax at preferential rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

For purposes of the following discussion, the term “non-U.S. Holder” refers to a beneficial owner of a note that is for U.S. federal income tax purposes an individual, corporation, estate or trust that is not a U.S. Holder.

Interest on Notes

Subject to the discussion of backup withholding below, interest paid to a non-U.S. Holder in respect of the notes that is not effectively connected with the non-U.S. Holder’s trade or business in the United States generally will not be subject to U.S. federal income or withholding tax provided that:

•	the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	the non-U.S. Holder is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code;

•	the non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement in the ordinary course of its trade or business; and

•

the non-U.S. Holder satisfies certain certification requirements. A non-U.S. Holder will generally satisfy such certification requirements if it certifies, under penalties of perjury, that it is not a United States person and provides its name and address. This certification requirement can generally be met by providing a properly executed IRS Form W-8BEN.

If the above conditions are not met, interest paid to a non-U.S. Holder in respect of the notes that is not effectively connected with the non-U.S. Holder’s trade or business generally will be subject to 30% U.S. federal withholding tax unless such non-U.S. Holder is entitled to a reduction in or an exemption from such withholding under an applicable income tax treaty between the United States and the non-U.S. Holder’s country of residence provided that such non-U.S. Holder satisfies certain certification requirements (generally, on a properly executed IRS Form W-8BEN).

If a non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable tax treaty, the interest is attributable to a permanent establishment or fixed base maintained by the non-U.S. Holder in the United States), the non-U.S. Holder will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if such non-U.S. Holder were a U.S. Holder. Any interest income that is effectively connected with the conduct of a U.S. trade or business will not be subject to withholding of U.S. federal income tax if the non-U.S. Holder satisfies certain certification requirements (generally, on a properly executed IRS Form W-8ECI or, in certain circumstances, IRS Form W-8BEN). A non-U.S. Holder that is a foreign corporation that is engaged in a trade or business in the United States may also be subject to an additional 30% (or, if a tax treaty applies, such lower rate as the treaty provides) branch profits tax on its effectively connected earnings and profits, subject to adjustments.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Notes

Subject to the discussion of backup withholding below, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon a sale, exchange, redemption, retirement or other taxable disposition of a note (other than amounts attributable to accrued and unpaid interest, which will be treated as described above under “Interest Notes” unless:

•

that gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. Holder in the United States); or

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

A non-U.S. Holder described in the first bullet point will be subject to U.S. federal income tax on the gain on a net income basis in the same manner as if such non-U.S. Holder were a U.S. Holder. If such non-U.S. Holder is a foreign corporation, it may also be subject to a 30% (or, if a tax treaty applies, such lower rate as the treaty provides) branch profits tax on its effectively connected earnings and profits, subject to adjustments. A non-U.S. Holder described in the second bullet point will be subject to a flat 30% U.S. federal income tax on such gain, which may be offset by certain U.S. source capital losses, unless an exemption or reduction under an applicable income tax treaty applies.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of interest on the notes and the proceeds from a sale or other disposition (including a retirement or redemption) of the notes. A U.S. Holder may be subject to United States backup withholding at a rate of 28% on the foregoing amounts if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations.

A non-U.S. Holder may be subject to United States backup withholding on these payments unless the non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of non-U.S. Holders to claim the exemption from withholding tax on certain payments on the notes, described in general terms above, will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Rabo Securities USA, Inc., Barclays Capital Inc. and Wells Fargo Securities, LLC are acting as the joint book-running managers of the offering and Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes of each series set forth in the applicable column opposite the underwriter’s name.

Underwriters	Principal Amount of 2021 Notes		Principal Amount of 2023 Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated		$		$
J.P. Morgan Securities LLC
Rabo Securities USA, Inc.
Barclays Capital Inc.
Wells Fargo Securities, LLC
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.

Total	$		$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters may offer and sell notes through certain of their affiliates.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession. The underwriters may allow, and dealers may reallow, a concession on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

We have agreed for a period of 60 days following the date of this prospectus supplement not to sell or announce an intention to sell any debt securities similar to the notes without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC.

The notes are new issues of securities with no established trading market. The notes will not be listed on any securities exchange. We have been advised by the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of, or the trading market for, the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering (including net (after the credit to the Company described on the cover of this prospectus supplement) underwriting discounts) will be approximately $13.0 million.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Affiliates of the underwriters are agents and/or lenders under our senior credit facility.

The underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking, brokerage and advisory services for us for which they have received, and will receive, customary fees and expenses. Additionally, affiliates of each of the underwriters have agreed to provide a portion of our $4.375 billion Bridge Facility to finance the Acquisitions and, to the extent the proceeds of this offering are available to us on the closing date of the Acquisitions, they will correspondingly reduce the amount borrowed under such interim loan facility. See “Summary—Recent Developments—Financing Arrangements for the Acquisitions.” In addition, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are lenders under certain credit facilities to a Sands family investment vehicle that, because of its relationship with members of the Sands family, is an affiliate of the Company. Such credit facilities are secured by pledges of shares of class A common stock of the Company, class B common stock of the Company, or a combination thereof and personal guarantees of certain members of the Sands’ family, including Richard Sands and Robert Sands. Additionally, an affiliate of Rabo Securities USA, Inc. provides our accounts receivable securitization facility.

If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

We expect that delivery of the notes will be made to investors on or about                     , 2013, which will be the tenth business day following the date of this prospectus supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next six succeeding business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of notes may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative(s); or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, however, that no such offer of notes shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our notes offered hereby will be passed upon for us by McDermott Will & Emery LLP. Certain legal matters in connection with the notes offered hereby will be passed upon for the underwriters by Cahill Gordon & Reindel LLP.

EXPERTS

The consolidated financial statements of Constellation Brands, Inc. and subsidiaries as of February 28, 2013 and February 29, 2012, and for each of the years in the three-year period ended February 28, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of February 28, 2013, have been incorporated by reference in this prospectus supplement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Crown Imports LLC incorporated in this prospectus supplement by reference to Constellation Brands, Inc.’s Annual Report on Form 10-K for the year ended February 28, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The audited carve-out combined historical financial statements of the Piedras Negras Brewery Business included as Exhibit 99.1 of Constellation Brands, Inc.’s Current Report on Form 8-K dated April 30, 2013 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the significant related party transactions as described in Note 19 to the financial statements) of PricewaterhouseCoopers, S.C., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

P R O S P E C T U S

Constellation Brands, Inc.

Debt Securities, Preferred Stock, Depositary Shares

Representing Preferred Stock, Class A Common Stock,

Warrants, Stock Purchase Contracts and Stock Purchase Units

We may sell from time to time:

•	our debt securities;

•	shares of our preferred stock, which may be represented by depositary shares;

•	shares of our Class A common stock;

•	warrants;

•	stock purchase contracts;

•	stock purchase units; or

•	any combination of the foregoing.

The debt securities may be guaranteed by our subsidiaries identified in this prospectus.

We will provide specific terms of the securities which we may offer in supplements to this prospectus or a term sheet. You should read this prospectus and any prospectus supplement or term sheet carefully before you invest. Securities may be sold for U.S. dollars, foreign currency or currency units.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “STZ”.

Investing in our securities involves certain risks. See “Risk Factors” on page 1 of this prospectus.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to investors, on a continuous or delayed basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus or a term sheet that will contain specific information about the terms of that offering. The prospectus supplement or term sheet may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement or term sheet together with the additional information described under the heading “Where You Can Find More Information,” below.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at “http://www.sec.gov.”

As noted above, we have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy

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the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on the SEC’s website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to certain of those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities:

•	Annual Report on Form 10-K for the fiscal year ended February 29, 2012 filed on April 30, 2012;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2012 filed on July 10, 2012;

•

Current Reports on Form 8-K filed on April 5, 2012 (of the two reports filed on that date, only the one reporting information under Items 5.02 and 9.01); April 16, 2012; April 23, 2012; May 9, 2012; July 2, 2012 (Items 1.01, 2.03 and 9.01 only (but excluding Exhibit 99.1)); and July 31, 2012; and

•

The description of our class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, contained in Item 1 of our registration statement on Form 8-A filed on October 4, 1999.

You may request a copy of these filings, except exhibits to such documents unless those exhibits are specifically incorporated by reference into this prospectus, at no cost, by writing or telephoning us at: Constellation Brands, Inc., Attention: David S. Sorce, Secretary, 207 High Point Drive, Building 100, Victor, New York 14564; telephone number 585-678-7100.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or term sheet. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any prospectus supplement or term sheet is accurate as of any date other than the date on the front of those documents.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference into this prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those set forth in, or implied by, our forward-looking statements. All statements other than statements of historical facts included in this prospectus and elsewhere regarding our business strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements. These forward-looking statements are identifiable by our use of such words as “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date on which we make them. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause our actual results to differ materially from our expectations, or “cautionary statements,” are disclosed in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the “Risk Factors” section included in our filings with the SEC. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

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CONSTELLATION BRANDS, INC.

We are the world’s leading premium wine company with a leading market position in both of our primary markets, which are the United States (U.S.) and Canada. Our wine portfolio is complemented by select premium spirits brands and other select beverage alcohol products. We are also the leading marketer of imported beer in the U.S. through our investment in Crown Imports LLC, a 50/50 joint venture with Grupo Modelo, S.A.B. de C.V., pursuant to which Grupo Modelo’s Mexican beer portfolio is imported, marketed and sold by the joint venture in the U.S.

Since our founding in 1945 as a producer and marketer of wine products, we have grown through a combination of internal growth and acquisitions. Our internal growth has been driven by leveraging our existing portfolio of leading brands, developing new products, new packaging and line extensions, and focusing on the faster growing sectors of the beverage alcohol industry. We conduct our business through entities we wholly own as well as a variety of joint ventures with various other entities, both within and outside the U.S.

THE GUARANTORS

The guarantors of the debt securities may include the following companies, each of which is a direct or indirect subsidiary of Constellation Brands, Inc.: ALCOFI INC.; Constellation Beers Ltd.; Constellation Brands SMO, LLC; Constellation Brands U.S. Operations, Inc.; Constellation Leasing, LLC; Constellation Services LLC; Constellation Trading Company, Inc.; Franciscan Vineyards, Inc.; Robert Mondavi Investments; and The Hogue Cellars, Ltd. If so provided in a prospectus supplement or term sheet, each of the guarantors will guarantee on a joint and several basis our obligations under the debt securities, subject to certain limitations.

RISK FACTORS

Investing in our securities involves certain risks. You are urged to read and consider risk factors relating to an investment in our securities as described from time to time in our Annual Reports on Form 10-K, as may be updated from time to time in our Quarterly Reports on Form 10-Q filed with the SEC, each as incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

USE OF PROCEEDS

Except as we may otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, including, but not limited to, repayment or refinancing of indebtedness, working capital, capital expenditures and acquisitions. Pending the application of the proceeds, we will invest the proceeds in certificates of deposit, U.S. government securities or other interest bearing securities.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock since our initial public offering in 1973. We currently intend to retain all of our earnings to finance the development and expansion of our business, but may in the future consider paying cash dividends on our common stock. In addition, the terms of our senior credit facility may restrict the payment of cash dividends on our common stock under certain circumstances. Any indentures for debt securities issued in the future, the terms of any preferred stock issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income (loss) before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.

	For the Three Months Ended May 31,		For the Fiscal Year Ended February 29, 2012	For the Fiscal Years Ended February 28,			For the Fiscal Year Ended February 29, 2008
	2012	2011		2011	2010	2009
Ratio of Earnings to Fixed Charges (1)	3.1x	3.5x	3.8x	3.6x	1.9x	—	—

(1)	For the years ended February 28, 2009 and February 29, 2008, earnings were inadequate to cover fixed charges. We would have needed to generate additional earnings of $110.5 million and $443.2 million for the year ended February 28, 2009 and February 29, 2008, respectively, to achieve a coverage ratio of 1.0 to 1.0 for these periods.

DESCRIPTION OF DEBT SECURITIES

We may offer debt securities under this prospectus, any of which may be issued as convertible or exchangeable debt securities. The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement or term sheet may relate. We will set forth the particular terms of the debt securities we offer in a prospectus supplement or term sheet. The extent, if any, to which the following general provisions apply to particular debt securities will be described in the applicable prospectus supplement or term sheet. The following description of general terms relating to the debt securities and the indenture under which the debt securities will be issued are summaries only and therefore are not complete. You should read the indenture and the prospectus supplement or term sheet regarding any particular issuance of debt securities. If there are differences between the applicable prospectus supplement or term sheet and this prospectus, the prospectus supplement or term sheet will control.

The debt securities will represent our unsecured general obligations, unless otherwise provided in the prospectus supplement or term sheet. If so provided in a prospectus supplement or term sheet, the debt securities will have the benefit of the guarantees from the guarantors. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make any funds available therefor, whether by dividends, loans or other payments, other than as expressly provided in the guarantees.

Our ability to service our indebtedness, including the debt securities, is dependent primarily upon the receipt of funds from our subsidiaries. The payment of dividends or the making of loans and advances to us by our subsidiaries may be subject to contractual, statutory and regulatory restrictions, and are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Further, any right we may have to receive assets of any of our subsidiaries upon liquidation or recapitalization of any such subsidiaries (and the consequent right of the holders of debt securities to participate in those assets) will be subject to the claims of our subsidiaries’ creditors. Even in the event that we are recognized as a creditor of a subsidiary, our claims would still be subject to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to our claim.

The debt securities will be issued under an indenture that will be entered into with the guarantors and the trustee. The indenture will be subject to, and governed by, the Trust Indenture Act of 1939.

Except to the extent described in a prospectus supplement or term sheet, the indenture will not contain any covenants or restrictions that afford holders of the debt securities special protection in the event of a change of control or highly leveraged transaction.

The following is a summary of certain provisions of the debt securities that may be issued under the indenture, and is not complete. A description of such debt securities shall be contained in a prospectus supplement or term sheet. You should carefully read the provisions of particular debt securities we may issue and the indenture under which the debt securities are issued, including the definitions in those documents of certain terms and of those terms made a part of those documents by the Trust Indenture Act.

General

The indenture will not limit the aggregate principal amount of debt securities which may be issued under it and provides that debt securities may be issued in one or more series, in such form or forms, with such terms and up to the aggregate principal amount that we may authorize from time to time. The particular terms of the debt securities offered pursuant to any prospectus supplement or term sheet will be described in the prospectus supplement or term sheet. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any holder, for issuances of additional debt securities of that series.

Unless otherwise provided in the prospectus supplement or term sheet, debt securities may be presented for registration of transfer and exchange and for payment or, if applicable, for conversion or exchange at the office of the trustee.

The applicable prospectus supplement or term sheet will describe the following terms of any debt securities in respect of which this prospectus is being delivered (to the extent applicable to the debt securities):

(1) the title and designation of the debt securities of the series, and whether the debt securities are senior debt securities, senior subordinated debt securities or subordinated debt securities and, if senior subordinated or subordinated debt securities, the specific subordination provisions applicable thereto;

(2) the total principal amount of the debt securities of the series and any limit on the total principal amount;

(3) the price at which we will issue the debt securities of the series;

(4) the terms, if any, by which holders may convert the debt securities of the series into or for our common stock or other of our securities or property;

(5) if the debt securities of the series are convertible, any limitations on the ownership or transferability of the securities or property into which holders may convert the debt securities;

(6) the date or dates, or the method for determining the date or dates, on which we will be obligated to pay the principal of the debt securities of the series and the amount of principal we will be obligated to pay;

(7) the rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, or the method by which the rate or rates will be determined;

(8) the date or dates, or the method for determining the date or dates, from which any interest will accrue on the debt securities of the series, the dates on which we will be obligated to pay any such interest, the regular record dates, if any, for the determination of the persons to whom we will be obligated to pay such interest;

(9) the place or places where the principal of, and any premium, interest or other amounts payable (if any) on, the debt securities of the series will be payable or where the holders of the debt securities may surrender debt securities for conversion or transfer;

(10) any provisions relating to the issuance of the debt securities at an original issue discount;

(11) the period or periods during which, the price or prices (including any premium or other amount) at which, the currency or currencies in which, and the other terms and conditions upon which, we may redeem the debt securities of the series, at our option, if we have such an option;

(12) our obligations (if any) to redeem, repay or purchase debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of debt securities, and the price or prices at which, the period or periods within which and the terms and conditions upon which we will redeem, repay or purchase all or a portion of the debt securities of the series pursuant to that obligation;

(13) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the debt securities shall be issuable;

(14) any events of default in lieu of or in addition to those described in this prospectus and remedies relating to such events of default;

(15) if other than the trustee, the identity of each security registrar, transfer agent, paying agent or other agent for debt securities of the series;

(16) the currency or currencies in which we will sell the debt securities and in which principal of, and any premium, or interest or other amounts payable (if any) on, the debt securities of the series will be denominated and payable;

(17) whether the amount of payment of principal of, and any premium, or interest or other amounts payable (if any) on, the debt securities of the series may be determined with reference to an index, formula or other method and the manner in which the amounts will be determined;

(18) whether and under what circumstances we will pay any additional amounts on the debt securities to any holder who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if we will pay additional amounts, whether we will have the option, and on what terms to redeem the debt securities instead of paying the additional amounts;

(19) if receipt of certain certificates or other documents or satisfaction of other conditions will be necessary for any purpose, including, without limitation, as a condition to the issuance of the debt securities in definitive form (whether upon original issue or upon exchange of a temporary debt security), the form and terms of such certificates, documents or conditions;

(20) any other affirmative or negative covenant included for the benefit of the debt securities of the series;

(21) whether the debt securities will be issued in whole or in part in the form of one or more global securities and, in such case, the depositary for such a global security and the circumstances under which any global security may be exchanged for debt securities registered in the name of, and under which any transfer of such global security may be registered in the name of, any person other than the depositary;

(22) whether the debt securities are defeasible;

(23) whether and the extent that the debt securities shall be guaranteed by the guarantors, the ranking of such guarantee, the terms of such subordination, if applicable, of any such guarantee and the form of any such guarantee;

(24) if other than the principal amount thereof, the portion of the principal amount of the debt securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to an event of default or provable in bankruptcy, or, if applicable, which is convertible;

(25) any proposed listing of the debt securities of the series on any securities exchange; and

(26) any other specific terms of the debt securities.

Unless otherwise indicated in the prospectus supplement or term sheet relating to the debt securities, principal of and any premium or interest on the debt securities will be payable, and the debt securities will be exchangeable and transfers thereof will be registrable, at the office of the trustee at its principal office. However, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the debt security register. Any payment of principal and any premium or interest required to be made on an interest payment date, redemption date or at maturity which is not a business day need not be made on such date, but may be made on the next succeeding business day with the same force and effect as if made on the applicable date, and no interest shall accrue for the period from and after such date.

Unless otherwise indicated in the prospectus supplement or term sheet relating to debt securities, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

Debt securities may be issued under the indenture for federal income tax purposes as Original Issue Discount Securities (as defined below). Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other debt securities treated as issued at an original issue discount) will be described in the prospectus supplement relating to such securities. “Original Issue Discount Security” generally means any debt security that (i) is issued at a price lower than its principal amount (subject to a de minimus exception), (ii) does not require the payment of interest in cash or property (other than debt instruments of the issuer) at least annually throughout the term of the debt security or (iii) is issuable in exchange for property (including other debt instruments) and does not provide for adequate stated interest.

Global Securities

The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depositary or its nominees identified in the prospectus supplement or term sheet relating to the debt securities. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such global security or securities.

No global security may be transferred except as a whole by a nominee of the depositary for such global security to the depositary or a nominee of the depositary and except in the circumstances described in the prospectus supplement or term sheet relating to the debt securities. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement or term sheet relating to such series.

Guarantees

In order to enable us to obtain more favorable interest rates and terms of payment of principal of, premiums (if any), other amounts (if any) and interest on the debt securities, the debt securities may (if so specified in the prospectus supplement or term sheet) be guaranteed, jointly and severally, by all of the guarantors pursuant to guarantees. Guarantees will not be applicable to or guarantee our obligations with respect to the conversion of the debt securities into shares of our capital stock or other securities. Each guarantee will be an unsecured obligation of each guarantor issuing such guarantee unless otherwise provided in the prospectus supplement or term sheet. The ranking of a guarantee and the terms of the subordination, if any, will be set forth in the prospectus supplement or term sheet.

The indenture provides that, in the event any guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the guarantor under such guarantee will be reduced to the maximum amount (after giving effect to all other contingent and other liabilities of such guarantor) permissible under the applicable fraudulent conveyance or similar law.

Consolidation, Merger, Sale or Conveyance

The indenture provides that we may consolidate with, or sell, convey or lease all or substantially all of our assets to, or merge with or into, any other corporation, if:

•

either we are the continuing corporation, or the successor corporation expressly assumes the due and punctual payment of the principal of and interest on all the debt securities outstanding under the indenture according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by us; and

•

immediately after the merger or consolidation, or the sale, conveyance or lease, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

Modification of the Indenture

We and the trustee may modify the indenture with respect to the debt securities of any series, with or without the consent of the holders of debt securities, under certain circumstances to be described in a prospectus supplement or term sheet.

Satisfaction and Discharge of Indenture

We may terminate our obligations under the debt securities of any series, except for certain limited surviving obligations, if either all of the debt securities of such series have been delivered to the trustee for cancellation or the debt securities of such series mature within one year or may be called for redemption within one year and, among other things, we deposit with the trustee cash or appropriate government obligations sufficient for the payment of principal and interest on the debt securities of such series to maturity.

Defaults and Notice

The debt securities will contain events of default to be specified in the applicable prospectus supplement or term sheet, including, without limitation:

•

failure to pay the principal of, or premium, if any, on any debt security of such series when due and payable (whether at maturity, by call for redemption, through any mandatory sinking fund, by redemption at the option of the holder, by declaration of acceleration or otherwise);

•	failure to make a payment of any interest on any debt security of such series when due and payable, which failure shall have continued for a period of 30 days;

•

our, or any guarantor’s, failure to perform or observe any other covenants or agreements in the indenture or in the debt securities of such series which failure shall have continued for a period of at least 90 days after written notice to us or the guarantors, as the case may be, by the trustee or to us and the trustee from the holders of not less than 25% of the aggregate principal amount of the then outstanding debt securities of such series;

•	certain events of bankruptcy, insolvency or reorganization of us; and

•

any guarantee of a guarantor that is a significant subsidiary in respect of such series of debt securities shall for any reason cease to be, or be asserted in writing by any guarantor thereof or us not to be, in full force and effect, and enforceable in accordance with its terms subject to certain exceptions.

If an event of default with respect to debt securities of any series shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding debt securities of such series may declare the principal amount (or, if the debt securities of such series are issued at an original issue discount, such portion of the principal amount as may be specified in the terms of the debt securities of such series) of all debt securities of such series or such other amount or amounts as the debt securities or supplemental indenture with respect to such series may provide, to be due and payable immediately.

The indenture will provide that, at any time after a declaration of acceleration with respect to the debt securities of any series as described in the preceding paragraph, the holders of a majority in principal amount of the then outstanding debt securities of such series may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing events of default with respect to the debt securities of such series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) if the Company has paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent default or event of default or impair any right consequent thereto.

The indenture provides that the trustee will, within 90 days after the occurrence of a default, give to holders of debt securities of any series notice of all uncured defaults with respect to such series known to it. However, in the case of a default that results from the failure to make any payment of the principal of, premium, if any, or interest on the debt securities of any series, or in the payment of any mandatory sinking fund installment with respect to debt securities of such series, the trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of debt securities of such series.

The indenture contains a provision entitling the trustee to be offered reasonable indemnity by holders of debt securities before proceeding to exercise any trust or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee with respect to the debt securities of such series. However, the trustee may decline to follow any such direction if, among other reasons, the trustee determines in good faith that the actions or proceedings as directed, would involve the trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction.

The right of a holder of debt securities of any series to institute a proceeding with respect to the indenture is subject to certain conditions including that the holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding make a written request upon the trustee to exercise its power under the indenture, offer reasonable indemnity to the trustee and afford the trustee reasonable opportunity to act. Even so, the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due, to require conversion of debt securities if the indenture provides for convertibility at the option of the holder and to institute suit for the enforcement of such rights.

Concerning the Trustee

The prospectus supplement or term sheet with respect to particular debt securities will describe any relationship that we may have with the trustee for such debt securities.

Reports to Holders of Debt Securities

We intend to furnish to holders of debt securities all quarterly and annual reports that we furnish to holders of our common stock, and file such additional information, documents and reports as may be required by the rules and regulations prescribed from time to time by the Securities and Exchange Commission.

DESCRIPTION OF PREFERRED STOCK

Our board of directors is authorized to issue in one or more series, generally without stockholder approval, up to 1,000,000 shares of preferred stock, par value $.01 per share. Undesignated shares of preferred stock can be issued with such designations, preferences, qualifications, privileges, limitations, restrictions, options, voting powers (full or limited), conversion or exchange rights and other special or relative rights as the board of directors shall from time to time fix by resolution. Thus, unless a specific stockholder approval requirement applies and subject to any statutory or contractual or other limitations as to class rights or other matters that might apply, our board of directors could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of holders of our common stock. The prospectus supplement or term sheet relating to a series of preferred stock will set forth the dividend, voting, conversion, exchange, repurchase and redemption rights, if applicable, the liquidation preference, and other specific terms of such series of preferred stock.

The description of certain provisions of the preferred stock set forth in any prospectus supplement or term sheet does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of preferred stock. The applicable prospectus supplement or term sheet will describe the specific terms of any series of preferred stock being offered which may include:

•	the specific designation, number of shares, seniority and purchase price;

•	any liquidation preference per share;

•	any date of maturity;

•	any redemption, repayment or sinking fund provisions;

•	any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined);

•	any voting rights;

•	if other than the currency of the United States, the currency or currencies (including composite currencies) in which such preferred stock is denominated and in which payments will or may be payable;

•	the method by which amounts in respect of such series of preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

•

whether such series of preferred stock is convertible or exchangeable and, if so, the securities or rights into which it is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected;

•	the place or places where dividends and other payments on such series of preferred stock will be payable; and

•	any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

As described under “Description of Depositary Shares” below, we may, at our option, elect to offer depositary shares evidenced by depositary receipts, each representing an interest (to be specified in the prospectus supplement or term sheet relating to the particular series of preferred stock) in a share of the particular series of preferred stock issued and deposited with a depositary.

All shares of preferred stock offered by this prospectus, or issuable upon conversion, exchange or exercise of securities, will, when issued, be validly issued and fully paid and non-assessable.

DESCRIPTION OF DEPOSITARY SHARES

We may offer fractional shares of preferred stock rather than full shares of preferred stock, and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement or term sheet, of a share of the applicable series of preferred stock. The shares of any series of preferred stock underlying any depositary shares that we may sell under this prospectus will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the preferred stock underlying the depositary share, to all of the rights, preferences and privileges, and be subject to the qualifications and restrictions, of the preferred stock underlying that depositary share. The description set forth below and in any prospectus supplement or term sheet of certain provisions of the deposit agreement and of the depositary shares and depositary receipts is not complete. You should carefully review the prospectus supplement or term sheet and the form of deposit agreement and form of depositary receipts relating to each series of preferred stock.

General

We may, at our option, elect to have shares of any series of preferred stock be represented by depositary shares. The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement that we will enter with a bank or trust company having its principal office in the United States and a combined capital and surplus of at least $50,000,000. This bank or trust company will be considered the depositary. The prospectus supplement or term sheet relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable interest in the number of shares of such series of preferred stock underlying such depositary share, to all the rights and preferences of such series of preferred stock underlying such depositary share (including dividend, voting, redemption, conversion, exchange and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement, each of which will represent the applicable interest in a number of shares of such series of preferred stock described in the applicable prospectus supplement or term sheet.

Unless otherwise specified in the prospectus supplement or term sheet, a holder of depositary shares is not entitled to receive the shares of such series of preferred stock underlying the depositary shares.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts. Definitive depositary receipts will thereafter be prepared without unreasonable delay.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the applicable series of preferred stock to the record holders of depositary shares representing such preferred stock in proportion to the numbers of depositary shares owned by the holders on the relevant record date.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled to such property, as nearly as practicable, in proportion to the number of depositary shares owned by the holder. However, if the depositary determines that it is not feasible to make such distribution, it may, with our approval, sell such property and distribute the net proceeds from such sale to the holders. The amounts distributed by the depositary may be reduced by any amount required to be withheld by us or the depositary on account of taxes.

The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to holders of preferred stock shall be made available to holders of depositary shares.

Conversion and Exchange

If any preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange as set forth in the prospectus supplement or term sheet relating thereto, each record holder of depositary shares will have the right or obligation to convert or exchange such depositary shares pursuant to its terms.

Redemption of Depositary Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of such series of preferred stock underlying the depositary shares. Whenever we redeem a series of preferred stock from the depositary, the depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of such series of preferred stock that were redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as we may determine.

After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price payable upon such redemption.

Voting

Upon receipt of notice of any meeting or action in lieu of any meeting at which the holders of any shares of a series of preferred stock underlying the depositary shares are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the depositary shares relating to such shares of preferred stock. Each record holder of such depositary shares on the record date (which will be the same date as the record date for such series of preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of such series of preferred stock underlying such holder’s depositary shares. The depositary will endeavor, as practicable, to vote the number of shares of such series of preferred stock underlying such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive instructions from the holders of depositary shares, the depositary will abstain from voting the preferred stock that underlies these depositary shares.

Amendment of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the applicable series of preferred stock and any exchange or redemption of such series of preferred stock. Holders of depositary shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

We, or at our option, the depositary, will forward to the holders of depositary shares all of our reports and communications which we are required to furnish to the holders of the series preferred stock represented by the depository receipts.

Neither we nor the depositary will be liable if we or the depositary is prevented or delayed by law or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performance in good faith and neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary share or preferred stock unless satisfactory indemnity has been furnished. Both we and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary; Termination of the Deposit Agreement

The depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. We may terminate the deposit agreement or it may be terminated by the depositary if a period of 90 days expires after the depositary has delivered written notice to us of its election to resign and we have not appointed a successor depositary. Upon termination of the deposit agreement, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders of depositary receipts, and will not give any further notices (other than notice of such termination) or perform any further acts under the deposit agreement except that the depositary will continue to deliver the applicable series of preferred stock certificates, together with dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for depositary receipts surrendered. Upon our request, the depositary will deliver to us all books, records, certificates evidencing the applicable series of preferred stock, depositary receipts and other documents relating to the subject matter of the deposit agreement.

DESCRIPTION OF COMMON STOCK

If we offer shares of Class A common stock, the prospectus supplement or term sheet will set forth the number of shares offered, the public offering price, information regarding our dividend history and Class A common stock prices as reflected on the New York Stock Exchange or other exchange that the Class A common stock is then listed, including a recent reported last sale price of the Class A common stock. Our authorized common stock currently consists of 377,000,000 shares, of which 322,000,000 shares are Class A common stock, par value $.01 per share, 30,000,000 shares are Class B common stock, par value $.01 per share and 25,000,000 shares are Class 1 common stock, $.01 par value per share.

The shares of Class A common stock offered by this prospectus will, when issued, be validly issued and fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

The following descriptions of our common stock and certain provisions of our Restated Certificate of Incorporation, as amended, and By-Laws, as amended and restated, are summaries and are not complete. You should carefully review the provisions of our Restated Certificate of Incorporation, as amended, and By-Laws, as amended and restated, and appropriate provisions of the Delaware General Corporation Law.

General

The rights of holders of Class A common stock and Class B common stock are identical except for voting, dividends and conversion rights. The rights of holders of Class 1 common stock are generally comparable to the rights of holders of Class B common stock except that shares of Class 1 common stock do not generally have voting rights and the circumstances under which shares of Class 1 common stock are convertible into shares of Class A common stock are limited.

Voting

Except as described below in connection with the election of directors and except where a separate class vote is required under Delaware law, the holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of the stockholders. In the instances in which the holders of Class A common stock and Class B common stock vote together as a single class, the holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share. Alternatively, in instances where the holders of Class A common stock and Class B common stock vote as separate classes, holders of both the Class A common stock and Class B common stock are entitled to one vote per share.

With respect to the election of directors at a meeting of stockholders, holders of Class A common stock, voting as a separate class, are entitled to elect one-fourth of the members of our board of directors (rounded up, if necessary, to the nearest whole number of directors). If the number of outstanding shares of Class B common stock is an amount equal to or greater than 12 1/2% of the aggregate number of outstanding shares of Class A common stock and Class B common stock, the holders of Class B common stock, voting as a separate class, are entitled to elect the remaining directors; otherwise, the holders of Class A common stock and Class B common stock, voting together as a single class, are entitled to elect the remaining directors (in which case the holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share).

Holders of Class 1 common stock are not entitled to vote except that such holders are entitled to vote as a separate class on matters with respect to which a separate class vote of holders of Class 1 common stock is required by law and are entitled to vote with respect to any increase or decrease in the authorized number of shares of Class 1 common stock as a single class with the holders of Class A common stock and Class B common stock (in which case the holders of Class 1 common stock and Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to ten votes per share).

Dividends

If we declare and pay a cash dividend on Class B common stock, we must declare and pay a cash dividend on Class 1 common stock in the same amount per share, and if we declare and pay a cash dividend on Class 1 common stock, we must declare and pay a cash dividend on Class B common stock in the same amount per share. In addition, if we pay a cash dividend on Class B common stock and Class 1 common stock, each share of Class A common stock will receive a cash dividend in an amount at least 10% greater than the amount of the cash dividend per share paid on Class B common stock and Class 1 common stock. Our board of directors may declare and pay a dividend on Class A common stock without paying any dividend on Class B common stock or Class 1 common stock. Our senior credit facility may restrict the payment of cash dividends on our common stock under certain circumstances. Any indentures for debt securities issued in the future, the terms of any preferred stock issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on our common stock.

Conversion

Each share of Class B common stock is convertible into one fully paid and non-assessable share of Class A common stock at the option of the holder at any time. The shares of Class A common stock are not convertible into or exchangeable for shares of Class B common stock or any of our other securities. Each holder of a share of Class 1 common stock may convert shares of Class 1 common stock into shares of Class A common stock on a one-for-one basis; provided such conversion is permitted only if the holder immediately sells the Class A common stock acquired upon conversion in a market transaction or to an unrelated party in a bona fide private sale. The Company does not intend to list the Class 1 common stock on the New York Stock Exchange or any other exchange. A holder wishing to sell shares of Class 1 common stock may convert such shares of Class 1 common stock into shares of Class A common stock (which are currently listed on the New York Stock Exchange) immediately prior to a qualifying sale of the shares. The terms of the Class 1 common stock do not impose any transfer restrictions on shares of Class 1 common stock; however, shares of Class 1 common stock may be subject to restrictions on transfer imposed by applicable securities laws.

Other Provisions

Holders of Class A common stock, Class B common stock and Class 1 common stock are entitled to share pro rata in the distribution of our assets available for such purpose in the event of our liquidation, dissolution or winding up, after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock, if any. Holders of Class A common stock, Class B common stock and Class 1 common stock have no preemptive rights to subscribe for any additional securities of any class which we may issue, and there are no redemption provisions or sinking fund provisions applicable to any such classes, nor is the Class A common stock, Class B common stock and Class 1 common stock subject to calls or assessments.

Certain Statutory Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that such person became an interested stockholder, unless

•

prior to the time the interested stockholder becomes an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or

•

at or subsequent to the time the interested stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, assets sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock.

DESCRIPTION OF WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement or term sheet relating to such warrants.

General

We may issue warrants to purchase our Class A common stock, preferred stock, depositary shares, debt securities or any combination thereof. Warrants may be issued independently or together with other securities and may be attached to or separate from those securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The particular terms of each issue of warrants, the warrant agreement relating to the warrants and the warrant certificates representing warrants will be described in the applicable prospectus supplement or term sheet. This description will include:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued, if any;

•	the designation and terms of the Class A common stock, preferred stock, depositary shares or debt securities for which the warrants are exercisable;

•	if applicable, the designation and terms of the other securities with which the warrants are issued, and the number of warrants issued with each share or unit of such other securities;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the date on and after which the warrants and the other securities will be separately transferable;

•

the number of shares of Class A common stock, preferred stock, depositary shares or the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the shares or debt securities may be purchased upon exercise;

•	anti-dilution provisions of the warrants, if any;

•

with respect to debt securities only, whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Modifications

The warrant agreement may be amended by us and the warrant agent, without the consent of the holder of any warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the warrant agreement, or making any provisions in regard to matters or questions arising under the warrant agreement that we may deem necessary or desirable; provided, that the amendment may not adversely affect the interest of the holders of warrant certificates in any material respect.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

The following is a general description of the terms of the stock purchase contracts and stock purchase units we may issue from time to time. Particular terms of any stock purchase contracts and/or stock purchase units we offer will be described in the prospectus supplement or term sheet relating to such stock purchase contracts and/or stock purchase units.

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and we may sell to the holders, a specified number of shares of Class A common stock, preferred stock or depositary shares at a future date or dates. The price per share of Class A common stock, preferred stock or depositary shares may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events.

Stock purchase contracts may be issued separately or as a part of units (“stock purchase units”) consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including U.S. Treasury securities, in each case securing holders’ obligations to purchase Class A common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

The applicable prospectus supplement or term sheet will describe the terms of any stock purchase contracts or stock purchase units. Certain material federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be set forth in the prospectus supplement or term sheet relating thereto.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus in any of four ways:

•	directly to purchasers;

•	through agents;

•	through dealers; or

•	through one or more underwriters or a syndicate of underwriters in an underwritten offering.

With respect to each offering of securities pursuant to this prospectus, among other information, the following will be set forth in, or may be calculated from the information set forth in, the related prospectus supplement or term sheet:

•	the terms of any offering, including the name or names of any underwriters, dealers or agents, the purchase price of such series of debt securities and the proceeds to us from such sale;

•	any underwriting discounts, selling commissions and other items constituting underwriters’, dealers’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents; and

•	any securities exchanges on which the securities of the series may be listed.

LEGAL OPINIONS

The validity of the securities offered by this prospectus will be passed upon by McDermott Will & Emery LLP. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The consolidated financial statements of Constellation Brands, Inc. and subsidiaries as of February 29, 2012 and February 28, 2011, and for each of the years in the three-year period ended February 29, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of February 29, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Crown Imports LLC incorporated in this Prospectus by reference to Constellation Brands, Inc.’s Annual Report on Form 10-K, for the year ended February 29, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$1,550,000,000

$                      % Senior Notes due 2021

$                      % Senior Notes due 2023

PROSPECTUS SUPPLEMENT

                     , 2013

Joint Book Running Managers

BofA Merrill Lynch

J.P. Morgan

Rabo Securities

Barclays

Wells Fargo Securities

Co-Managers

HSBC

Mitsubishi UFJ Securities